Form 10-K405, Exhibit 13
period 1997-08-31
NORTHLAND CRANBERRIES INC /WI/
filed 1997-12-01
CIK 818010

NORTHLAND CRANBERRIES, INC. AND SUBSIDIARY
   SELECTED FINANCIAL DATA

                                                               (Dollars in thousands, except per share data)
                                                                        Five Months
                                             Years Ended August 31,        Ended            Fiscal Years Ended March 31(1)
                                                                         August 31,
    STATEMENT OF                               1997          1996         1995(1)          1995           1994          1993
    OPERATIONS DATA:

      Revenues                               $47,375       $37,608        $   891         $21,784       $18,051       $13,000
      Cost of sales                           23,171        16,517          1,401          13,057         8,751         6,345
                                             -------       -------        -------        --------       -------       -------
      Gross profit (loss)                     24,204        21,091           (510)          8,727         9,300         6,655

      Costs and expenses:
        Selling, general and
         administrative                       15,963         7,020          1,908           2,440         2,046         1,474
        Interest                               4,493         2,657          1,919           3,654         2,394         2,028
                                             -------       -------        -------         -------       -------       -------
      Total costs and expenses                20,456         9,677          3,827           6,094         4,440         3,502
                                             -------       -------        -------         -------       -------       -------
      Income (loss) before income taxes
        and change in accounting method        3,748        11,414         (4,337)          2,633         4,860         3,153
      Income taxes                             1,516         4,509         (1,689)          1,051         1,917         1,210
      Change in accounting method                 --            --          1,249              --            --            --
                                            --------      --------      ---------         -------       -------       -------
      Net income (loss)                      $ 2,232       $ 6,905        $(1,399)        $ 1,582       $ 2,943       $ 1,943
                                          ==========    ==========     ==========      ==========    ==========    ==========
      Weighted average shares
        outstanding(3)                    14,308,845    13,927,820      9,393,656       8,890,850     8,834,774     7,636,712

      Per share data:(3)
        Net income (loss)                      $0.16         $0.50         $(0.15)          $0.18         $0.33         $0.25
        Cash dividends:(2)
         Class A common                        $0.16        $0.145          $0.06           $0.14        $0.175         $0.08
         Class B common                       $0.145        $0.132         $0.055          $0.127        $0.159        $0.073

                                                           August 31                                  March 31(1)
    BALANCE SHEET DATA:                        1997          1996           1995           1995           1994          1993

      Current assets                        $ 39,691      $ 18,617       $ 11,740        $  6,746       $ 5,598       $ 8,309
      Current liabilities                     11,545        12,067         10,583          10,169         4,485         4,949
      Total assets                           180,932       145,485        121,745         107,745        83,074        67,703
      Long-term debt                          83,131        56,978         45,538          55,793        38,945        25,098
      Shareholders' equity                    76,811        69,059         59,113          34,627        33,125        31,572

    _______________

    (1)  The Company changed its fiscal year end from March 31 to August 31, beginning after a five-month interim transitional period ending on August 31, 1995.  See Note 3 to Notes to Consolidated Financial Statements.

    (2)  In August 1993, Northland changed its mode of dividend payment from annual to quarterly.  As a result, the fiscal 1994 dividends stated above include the annual dividend of $0.20 per Class A share and $0.182 per Class B share, paid in
         June 1993, plus three quarterly dividends of $0.05 per Class A  share and $0.0455 per Class B share, paid in September
         1993, December 1993 and March 1994.

    (3)  All share and per share data has been adjusted for the Company's September 3, 1996 stock split.

   MANAGEMENT'S DISCUSSION AND ANALYSIS

   of Results of Operations and Financial Condition

   RESULTS OF OPERATIONS

   General

        Fiscal 1997 continued to be a year of transition for the Company as it aggressively implemented its "from marsh to market" vertical integration business strategy. Prior to fiscal 1997, the Company sold substantially all of its crop under fixed price contracts to two large manufacturers of private label cranberry beverages. With the nonrenewal of those contracts in March 1996, the Company began aggressively selling its own cranberry crop directly to customers, including manufacturing and distributing its own Northland brand 100% juice cranberry beverages to supermarkets. As a result of the Company's changing business nature between fiscal 1996 and 1997, some comparisons between periods are not particularly meaningful or informative. Additionally, per share data has been adjusted for the Company's September 3, 1996 two-for-one stock split, effected in the form of a 100% stock dividend.

   Fiscal 1997 Compared to Fiscal 1996

        Revenues. Revenues in fiscal 1997 were $47.4 million, a $9.8 million, or 26.0% increase, from $37.6 million in fiscal 1996. The increase in fiscal 1997 revenues was primarily the result of increased sales of the Company's Northland brand 100% juice products, as the Company completed the national rollout of its branded juice line during its fourth quarter. As of the end of fiscal 1997, the Company increased the distribution of its branded juice products to approximately 60% of supermarkets nationwide, compared to approximately 13% at the end of fiscal 1996. The Company's market share of United States supermarket shelf-stable cranberry beverages grew from 0.9% for the 12-week period ending September 8, 1996, to 5.8% for the 12-week period ending
   September 14, 1997. Despite the Company's successful rollout of its branded juice line, revenues did not reach the level expected in fiscal 1997, due principally to the seller's unexpected and sudden termination of the Company's planned acquisition of a major private label cranberry juice processor and distributor that would have enabled the Company to quickly establish a leadership role in the private label segment of the cranberry juice industry. As a result, a significant amount of the Company's cranberry supply that was intended for use by the target company and expected to generate revenue in fiscal 1997 remained in inventory at the end of the year.

        The Company expects that its Northland brand juice sales will continue to increase in fiscal 1998 as the Company expands its promotional support and distribution of its juice products. The Company, however, believes that sales of its concentrate and private label products will be very price competitive in fiscal 1998. Fresh fruit sales are expected to be consistent with fiscal 1997 levels and are expected to continue to decrease as a percentage of aggregate revenue.

        Cost of Sales. Cost of sales increased $6.7 million or 40.3%, to $23.2 million in fiscal 1997, from $16.5 million in fiscal 1996. The Company's gross margin in fiscal 1997 was 51.1%, compared to 56.1% in fiscal 1996. The decrease in gross margin in fiscal 1997 was due to higher inventory costs on a per barrel basis, the Company's changing product mix and increased price competition for concentrate sales. The Company's crop growing costs are relatively fixed on a per acre basis, leaving the size of the crop harvested as the principal variable factor in determining the Company's inventory carrying costs on a per barrel basis. Due to the smaller than expected fiscal 1997 crop, the Company's inventory carrying costs per barrel increased, resulting in increased cost of sales and reduced gross margin percentages. The Company's fiscal 1998 crop harvest is expected to be at record levels, which will favorably impact fiscal 1998 gross margins. However, other factors such as concentrate and private label pricing and the Company's product mix will likely offset such favorable gross margin enhancements.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses were $16.0 million in fiscal 1997, compared to $7.0 million in fiscal 1996. As a percent of revenues, selling, general and administrative expenses increased to 33.7% in fiscal 1997 from 18.7% in fiscal 1996. The increase was due primarily to the Company's national rollout of its branded juice products. Fiscal 1997 advertising, promotion and slotting expenses in support of the Company's branded juice rollout totaled $9 million. The Company expects to significantly increase market spending in support of its brand to approximately $24 million in fiscal 1998.

        Interest Expense. Fiscal 1997 interest expense was $4.5 million, a $1.8 million increase from fiscal 1996 interest expense of $2.7 million. The increase in interest expense was due to increased debt levels as a result of funding property and equipment additions and working capital necessary to fund the full implementation of the Company's "from marsh to market" business strategy.

        Income Tax Expense. The Company recorded $1.5 million in income tax expense in fiscal 1997, compared to $4.5 million in fiscal 1996. As of August 31, 1997, the Company had net operating loss carry-forwards for federal and state income tax purposes of $7.6 million remaining to offset against future taxable income. See Note 13 of Notes to Consolidated Financial Statements.

        Net Income. Net income for fiscal 1997 was $2.2 million, compared to fiscal 1996 net income of $6.9 million. Net income per common share was $0.16 in fiscal 1997, compared to net income per common share of $0.50 in fiscal 1996. Weighted average common shares outstanding for fiscal 1997 were 14,309,000, compared to 13,928,000 for fiscal 1996.

   Fiscal 1996 Compared to Fiscal 1995

        As a result of the Company's decision to begin marketing and selling value-added processed consumer cranberry products, the Company changed its fiscal year end from March 31 to August 31 in order to correspond the Company's fiscal year with the new annual business cycle expected to result from the continued implementation of its "from marsh to market" vertical integration business strategy. This change in fiscal year end was intended to better match the costs and expenses associated with growing each year's crop with the expected revenues to be generated from the sales of consumer products produced from such crop. This discussion compares information relating to the Company's fiscal 1996 (ending
   August 31, 1996) performance with fiscal 1995 (ending March 31, 1995).

        Revenues. Revenues in fiscal 1996 were $37.6 million, a $15.8 million increase from $21.8 million in fiscal 1995. The increase in fiscal 1996 revenues was due to increased sales of cranberries and cranberry products. The majority of the Company's fiscal 1996 cranberry crop was sold to independent fruit juice and sauce processors at fixed pricing under three-year supply agreements, which expired in March 1996. The Company was able to market the rest of its fruit at more favorable pricing as a result of the growing demand for cranberry products and the industry's short supply of available fruit. Fiscal 1996 revenues benefited from increased sales of Northland brand fresh fruit, sales of bulk frozen cranberries and the introductory sales of the Northland brand 100% juice product line.

        Cost of Sales. Cost of sales increased $3.4 million to $16.5 million in fiscal 1996, from $13.1 million in fiscal 1995. The increase in fiscal 1996 cost of sales was due to increases in the Company's productive acres, barrels harvested, barrels purchased and the cost of sales for the Company's entry into the branded juice market. The Company's gross margin in fiscal 1996 was 56.1%, compared to 40.1% in fiscal 1995.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses were $7.0 million in fiscal 1996, compared to $2.4 million in fiscal 1995. The increase was due primarily to additional costs associated with increased compensation and related expenses partially attributable to the Company's growth in productive acreage and the Company's initial rollout of its branded juice products.

        Interest Expense. Fiscal 1996 interest expense was $2.7 million, a $1.0 million decrease from fiscal 1995 interest expense of $3.7 million. The decrease was due to decreased debt levels which resulted from the application of proceeds generated by the Company's August 1995 public offering and sale of 2,300,000 Class A common shares.

        Income Tax Expense. The Company recorded $4.5 million in income tax expense in fiscal 1996, compared to $1.1 million in fiscal 1995. As a result of alternative minimum tax liabilities, $2.8 million in income taxes were paid in fiscal 1996, compared to $141,000 in fiscal 1995.

        Net Income. Net income for fiscal 1996 was $6.9 million, compared to fiscal 1995 net income of $1.6 million. Net income per common share was $0.50 in fiscal 1996, compared to net income per common share of $0.18 in fiscal 1995. Weighted average common shares outstanding for fiscal 1996 were 13,928,000 compared to 8,891,000 for fiscal 1995.

   FINANCIAL CONDITION

        Net cash used in operating activities in fiscal 1997 was $10.6 million. Fiscal 1996 cash provided by operating activities was $9.4 million. The $20.0 million change in net cash from operating activities was directly related to the Company's change in business strategy and the resulting increase in current assets. The Company's current ratio was 3.4 to 1.0 at the end of fiscal 1997, compared to a current ratio of 1.5 to 1.0 at the end of fiscal 1996. In prior years, accounts receivable and inventory levels were minimal at year end as a result of the Company selling its crop following harvest as fresh fruit or in bulk. The bulk sales were to two private label bottlers under fixed price supply agreements with resulting receivables collected within six months after the harvest. Year-end trade accounts receivable and inventory levels increased slightly in fiscal 1996 with the Company's entry into the branded juice and cranberry concentrate markets. The fiscal 1997 national rollout of the Company's branded juice line and increased cranberry concentrate sales resulted in a $4.4 million increase in accounts receivable to $7.0 million at August 31, 1997, from $2.6 million at the end of fiscal 1996. Inventories increased by $14.1 million to $26.5 million at August 31, 1997, compared to inventories of $12.4 million at August 31, 1996, principally due to the increased raw materials and finished goods inventories necessary to support branded juice sales. However, part of this increase was also due to a larger than normal inventory carryover of cranberry supply as a result of the unexpected terminated acquisition of a private label juice processor and distributor. The Company expects trade accounts receivable and inventory levels to continue to increase in the normal course of business in fiscal 1998 as it continues to increase branded juice, private label and cranberry concentrate sales.

        Net cash used for investing activities decreased to $14.2 million in fiscal 1997 from $20.6 million in fiscal 1996. The decrease was principally the result of significantly reduced property and equipment additions. Fiscal 1997 property and equipment additions were $8.8 million, compared to $14.5 million in the prior year. Fiscal 1996 additions included $4.2 million to complete construction of the Company's concentrate manufacturing facility and $2.9 million to improve the Company's fruit handling facilities to support the Company's changing business strategy. In September 1996, the Company completed the acquisition of a 108-acre cranberry property located in Northern Wisconsin. The Company paid for the acquisition with $4.85 million in cash and 169,014 shares of the Company's Class A Common Stock. In December 1996, the Company completed the acquisition of a 73-acre cranberry property located in Central Wisconsin. The Company paid for the acquisition with $2.18 million and 100,000 shares of the Company's Class A Common Stock. The Company utilized its bank credit facilities to fund the cash portion of the acquisitions. The Company expects its fiscal 1998 property and equipment additions to be comparable to fiscal 1997. The Company's fiscal 1998 debt service and capital expenditure obligations will be funded with cash generated from operations and by borrowings under the Company's amended October 1997 credit facilities.

        Net cash provided by financing activities increased in fiscal 1997 to $24.8 million, from $11.1 million in fiscal 1996. The increase in cash provided by financing activities was primarily the result of the Company's increase in long-term debt used to fund property and equipment additions, cranberry marsh acquisitions and working capital needs. The Company's total equity increased to $76.8 million at August 31, 1997, compared to $69.1 million at the end of fiscal 1996. The Company's total debt (including current portion) at fiscal 1997 year end was $86.8 million, for a total debt-to-equity ratio of 1.1 to 1, compared to total debt of $60.5 million and debt-to-equity ratio of 0.88 to 1 at August 31, 1996.
   On October 3, 1997, the Company amended its existing bank credit facility to increase its revolving credit facility to $75 million, increasing its revolving credit availability by $20 million. The new credit facility matures on December 31, 2000. The amount of unused available borrowings under the amended credit facility was $25.6 million at August 31, 1997. See Note 10 of Notes to Consolidated Financial Statements.

   Seasonality and Quarterly Results:

        As shown in the table below, the Company's business prior to fiscal 1997 had been extremely seasonal because the Company's historical results of operations had been significantly dependent upon the results of the Company's annual harvest. The successful implementation of the Company's marsh to market strategy is expected to help reduce the extreme seasonality of its business, although the Company expects its juice sales to experience seasonality during the traditional Thanksgiving and Christmas holiday seasons.

        The following table contains unaudited selected historical quarterly information, which includes adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation:

                                                                Fiscal Quarters Ended
                                                    (Dollars in thousands, except per share data)

                             Aug. 31,     May 31,    Feb. 28,   Nov. 30,    Aug. 31,    May 31,    Feb. 29,     Nov. 30,
                               1997        1997        1997       1996        1996       1996        1996         1995

    Revenues                 $12,565    $10,377     $13,513    $10,920     $ 5,246    $ 6,675      $ 3,984      $21,703

    Income (loss) before
      income taxes            (1,662)       394       2,531      2,485      (1,091)     1,435          254       10,816

    Net income (loss)         (1,021)       225       1,526      1,502        (669)       855          149        6,570

    Net income (loss) per
      share                    (0.07)      0.02        0.11       0.11       (0.05)      0.06         0.01         0.48

    Dividends per share:
         Class A                 0.04      0.04        0.04       0.04         0.04     0.035        0.035        0.035

         Class B                0.036     0.036       0.036      0.036        0.036     0.032        0.032        0.032


   SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Certain matters in this Management's Discussion and Analysis, as well as other matters discussed in this annual report are "forward-looking statements" intended to quality for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995.
   These forward-looking statements can generally be identified as such because the context of the statement will include such words as the Company "believes," "anticipates," "expects" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which are described in close proximity to such statements and which could cause actual results to differ materially from those currently anticipated. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undo reliance on such forward-looking statements. The forward-looking statements made herein are only made as of the date of this annual report and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

   INDEPENDENT AUDITORS' REPORT

   To the Shareholders
   and Board of Directors of Northland Cranberries, Inc.:

        We have audited the accompanying consolidated balance sheets of Northland Cranberries, Inc. and subsidiary as of August 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended August 31, 1997 and 1996, March 31, 1995 and for the five-month transition period ended August 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Northland Cranberries, Inc. and subsidiary at August 31, 1997 and 1996, and the results of their operations and their cash flows for the years ended August 31, 1997 and 1996, March 31, 1995 and for the five-month transition period ended August 31, 1995, in conformity with generally accepted accounting principles.

        As explained in Note 2 to the consolidated financial statements, effective April 1, 1995, the Company changed its method of deferring crop growing costs.



   DELOITTE & TOUCHE LLP



   Milwaukee, Wisconsin
   October 9, 1997

   NORTHLAND CRANBERRIES, INC. AND SUBSIDIARY

   CONSOLIDATED BALANCE SHEETS
   August 31, 1997 and 1996


    ASSETS                                       1997            1996
    Current assets:
      Cash and cash equivalents            $    230,668     $    266,467
      Accounts and notes receivable           6,995,595        2,631,434
      Investments                             1,259,548        1,259,548
      Inventories                            26,454,087       12,414,426
      Prepaid expenses                        1,715,351          921,673
      Deferred income taxes                   3,035,486        1,123,949
                                             ----------       ----------
         Total current assets                39,690,735       18,617,497

    Property and equipment, net             138,273,041      122,489,101
    Investments and other assets              2,968,634        4,378,021
                                            -----------      -----------
         Total assets                      $180,932,410     $145,484,619
                                            ===========      ===========
    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities:
      Accounts payable                     $  3,806,261     $  2,592,765
      Accrued liabilities                     4,091,661        5,914,422
      Current portion of long-term
      obligations                             3,647,000        3,560,000
                                             ----------       ----------
         Total current liabilities           11,544,922       12,067,187

    Long-term obligations                    83,130,707       56,978,095
    Deferred income taxes                     9,445,856        7,380,556

    Shareholders' equity:
      Preferred stock, $.01 par value,
      5,000,000 shares authorized,
        none issued                                  --               --
      Common stock:
        Class A, $.01 par value, 13,219,370
         and 12,734,286 shares issued and
         outstanding, respectively              132,074          127,343
        Class B, $.01 par value, 636,202
         shares issued and outstanding            6,362            6,362
      Additional paid-in capital             67,888,801       60,183,370
      Retained earnings                       8,783,688        8,741,706
                                            -----------      -----------
                                             76,810,925       69,058,781
                                            -----------      -----------
         Total liabilities and
          shareholders' equity             $180,932,410     $145,484,619
                                            ===========      ===========


                 See notes to consolidated financial statements.

   NORTHLAND CRANBERRIES, INC. AND SUBSIDIARY

   CONSOLIDATED STATEMENTS OF OPERATIONS

   Years Ended August 31, 1997 and 1996, March 31, 1995
   and Five-Month Transition Period Ended August 31, 1995


                                                   Years Ended            Five Months
                                             August 31,     August 31,        Ended          Year Ended
                                                1997           1996      August 31, 1995   March 31, 1995

    Revenues                                 $47,374,827   $37,607,845       $  890,397       $21,783,966

    Cost of sales                             23,170,154    16,516,785        1,400,611        13,057,275
                                             -----------   -----------      -----------       -----------
    Gross profit (loss)                       24,204,673    21,091,060         (510,214)        8,726,691

    Costs and expenses:
      Selling, general and administrative     15,963,109     7,020,416        1,907,841         2,439,978

      Interest                                 4,493,104     2,657,067        1,919,544         3,654,006
                                             -----------   -----------      -----------       -----------
         Total costs and expenses             20,456,213     9,677,483        3,827,385         6,093,984
                                             -----------   -----------      -----------      ------------

    Income (loss) before income taxes and
      cumulative effect of change in
      accounting method                        3,748,460    11,413,577       (4,337,599)        2,632,707

    Income taxes (benefit)                     1,516,000     4,509,000       (1,689,000)        1,051,000
                                             -----------   -----------      -----------       -----------
    Income (loss) before cumulative
      effect of change in accounting
      method                                   2,232,460     6,904,577       (2,648,599)        1,581,707

    Cumulative effect of change in
      accounting method (net of taxes of
      $806,000)                                       --            --        1,249,469                --
                                              ----------    ----------       ----------        ----------
    Net income (loss)                        $ 2,232,460   $ 6,904,577      $(1,399,130)      $ 1,581,707
                                              ==========    ==========       ==========        ==========

    Net income (loss) per common and
      common equivalent share

      Income (loss) before cumulative
        effect of change in accounting
        method                                 $    0.16     $    0.50        $   (0.28)        $    0.18

      Cumulative effect of change in
        accounting method                             --            --             0.13                --

                                               ---------      --------        ----------         --------
    Net income (loss) per common and
      common equivalent share                  $    0.16     $    0.50        $   (0.15)        $    0.18
                                                ========      ========        ==========         ========



                 See notes to consolidated financial statements.

   CONSOLIDATED STATEMENTS OF CASH FLOWS

   Years Ended August 31, 1997 and 1996, March 31, 1995
   and Five-Month Transition Period Ended August 31, 1995

                                                  Years Ended            Five Months
                                           August 31,     August 31,        Ended         Year Ended
                                              1997           1996      August 31, 1995  March 31, 1995

    Operating activities:
      Net income (loss)                     $2,232,460    $6,904,577      $(1,399,130)      $1,581,707
      Cumulative effect of change in
       accounting method                            --            --       (1,249,469)              --
      Adjustments to reconcile net
       income (loss) to net cash (used
       in) provided by operating
       activities:
        Depreciation and amortization        5,242,804     4,151,448        1,481,176        3,094,708
        (Gain) loss on disposal of
         property and equipment                 (5,059)      (25,236)           4,839           (8,331)
        Changes in assets and
         liabilities:
          Receivables, prepaid expenses
         and other current assets           (5,157,839)   (2,256,715)       1,807,428       (1,350,827)
          Inventories                      (14,039,660)   (4,715,542)      (5,178,107)        (445,206)
          Accounts payable and accrued
         liabilities                          (423,990)    4,031,250          163,632        1,847,874
          Deferred income taxes              1,516,000     1,289,000         (883,000)         910,000
                                           -----------    ----------      -----------       ----------
      Net cash (used in) provided by
         operating activities              (10,635,284)    9,378,782       (5,252,631)       5,629,928
                                           -----------    ----------      -----------       ----------
    Investing activities:
      Property and equipment additions      (8,812,293)  (14,480,765)      (5,827,245)      (8,716,881)
      Proceeds on disposals of property
       and equipment                           108,841       152,065           40,229           65,695
      Acquisitions of cranberry
       operations                           (6,765,513)   (7,279,818)      (4,485,112)      (5,046,097)
      Net decrease in investments            1,259,548     1,259,548               --        1,259,548
      Other                                    (26,415)     (214,018)         (66,507)        (145,412)
                                           -----------   -----------      -----------       ----------
      Net cash used for investing
         activities                        (14,235,832)  (20,562,988)     (10,338,635)     (12,583,147)
                                           -----------   -----------      -----------      -----------
    Financing activities:
      Proceeds from long-term debt          31,850,000    15,000,000       14,800,000       14,350,000
      Payments on long-term debt            (5,610,388)   (6,053,365)     (24,803,303)      (6,626,409)
      Dividends paid                        (2,190,478)   (1,923,429)        (515,978)      (1,193,248)
      Net proceeds from common stock
       offering                                     --     4,016,192       26,401,133               --
      Exercise of stock options                987,650        76,400               --           85,633
      Other                                   (201,467)      (25,819)        (153,265)         (89,638)
                                           -----------   -----------      -----------      -----------
      Net cash provided by financing
         activities                         24,835,317    11,089,979       15,728,587        6,526,338
                                           -----------   -----------      -----------      -----------
    Net (decrease) increase in cash and
      cash equivalents                         (35,799)      (94,227)         137,321         (426,881)
    Cash and cash equivalents, beginning
      of period                                266,467       360,694          223,373          650,254
                                           -----------   -----------      -----------      -----------
    Cash and cash equivalents, end of
      period                                 $ 230,668     $ 266,467        $ 360,694        $ 223,373
                                           ===========   ===========      ===========      ===========
    Supplemental disclosure of cash flow
      information
      Cash paid during the year for:
        Interest (net of interest
         capitalized)                       $4,499,870    $2,716,788       $2,445,138       $3,323,440
        Income taxes                           525,000     2,768,000               --          268,000

    Supplemental disclosures of noncash
      investing and financing
      activities (See Notes 5 and 7).



                 See notes to consolidated financial statements.

   NORTHLAND CRANBERRIES, INC. AND SUBSIDIARY

   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

   Years Ended August 31, 1997 and 1996, March 31, 1995
   and Five-Month Transition Period Ended August 31, 1995

                                              Common Stock         Additional
                                                                     Paid-In       Retained       Treasury
                                           Class A     Class B       Capital       Earnings        Stock

    Balances, April 1, 1994             $ 39,370     $  3,181    $27,799,231    $ 5,287,208       $(3,438)

      Common stock issued for
       acquisition of cranberry marshes
       (62,500 shares)                       625           --        986,874             --            --
      Stock options exercised                111           --         82,084             --         3,438
      Tax benefit from exercise of
       stock options                          --           --         39,404             --            --
      Cash dividends paid:
        $.14 per Class A share                --           --             --     (1,112,324)           --
        $.1272 per Class B share              --           --             --        (80,924)           --
      Net income                              --           --             --      1,581,707            --
                                       ---------    ---------     ----------     ----------      --------
    Balances, March 31, 1995              40,106        3,181     28,907,583      5,675,667             0

      Net proceeds from common stock
       offering (2,000,000 shares)        20,000           --     26,381,133             --            --
      Cash dividends paid:
        $.06 per Class A share                --           --             --       (481,274)           --
        $.05455 per Class B share             --           --             --        (34,705)           --
      Net loss                                --           --             --     (1,399,130)           --
                                       ---------    ---------     ----------     ----------      --------
    Balances, August 31, 1995             60,106        3,181     55,288,726      3,760,558             0

      Net proceeds from common stock
       offering (300,000 shares)           3,000           --      4,013,192             --            --
      Common stock issued for
       acquisition of cranberry marsh
       (16,807 shares)                       168           --        399,832             --            --
      Common stock issued for
       cranberries purchased (29,443
       shares)                               294           --        417,796             --            --
      Stock options exercised                103           --         76,297             --            --
      Tax benefit from exercise of
       stock options                          --           --         54,380             --            --
      Effect of two-for-one stock split   63,672        3,181        (66,853)            --            --
      Cash dividends paid:
        $.145 per Class A share               --           --             --     (1,839,610)           --
        $.13175 per Class B share             --           --             --        (83,819)           --
      Net income                              --           --             --      6,904,577            --
                                       ---------    ---------     ----------     ----------      --------
    Balances, August 31, 1996            127,343        6,362     60,183,370      8,741,706             0

      Common stock issues for
       acquisition of cranberry marshes
       (269,014 shares)                    2,690           --      5,166,930             --            --
      Stock options exercised              2,041           --      1,544,984             --            --
      Tax benefit from exercise of
       stock options                          --           --        993,517             --            --
      Cash dividends paid:
        $.16 per Class A share                --           --             --     (2,097,949)           --
        $.14544 per Class B share             --           --             --        (92,529)           --
      Net income                              --           --             --      2,232,460            --
                                       ---------    ---------     ----------     ----------      --------
    Balances, August 31, 1997           $132,074      $ 6,362    $67,888,801     $8,783,688       $     0
                                       =========    =========     ==========     ==========      ========



                 See notes to consolidated financial statements.

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Years Ended August 31, 1997 and 1996, March 31, 1995
   and Five-Month Transition Period Ended August 31, 1995

   1.   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Nature of Operations -- The business of Northland Cranberries, Inc. (the "Company") consists principally of growing and selling cranberries and cranberry products. In fiscal 1996 and 1995, the Company sold substantially all of its crop harvested for processing to two independent fruit juice and sauce processors for their packaging and resale as private label cranberry juice and sauce, pursuant to contracts which expired on March 31, 1996. In 1993 the Company first implemented its "from marsh to market" vertical integration business strategy when it began selling its own Northland brand fresh cranberries. In fiscal 1996 the Company continued to further this business strategy with the introduction of its own Northland brand 100% cranberry juice blends. The Company's vertical integration business strategy includes marketing and selling frozen fruit, cranberry concentrate and processed branded and private label cranberry products. The Company sells its products throughout the United States, although it also sells fresh fruit and cranberry concentrate in Europe.

   Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Wildhawk, Inc. ("Wildhawk"). Wildhawk provides chemicals, fertilizers and crop management services to cranberry growers. All significant intercompany accounts and transactions have been eliminated in consolidation.

   Cash Equivalents -- Cash equivalents include amounts due from banks and highly liquid debt instruments purchased with maturities of three months or less.

   Inventories -- Inventories, which primarily consist of cranberries, juice, concentrates, packaging supplies, fertilizer and chemical products and deferred crop costs, are stated at the lower of cost or market. Deferred crop costs consist of those costs related to the growing of the crop which will be harvested in the following fiscal year (see also Note 2). Inventories are stated at lower of cost or market using the first-in, first-out (FIFO) method.

   Property and Equipment -- Property and equipment are stated at cost, less depreciation and amortization computed on the straight-line method over the estimated useful lives. The costs related to the development of new productive cranberry beds are capitalized during the development period until commercial production is achieved (generally the fifth growing season after planting). Amounts included in construction in progress include construction costs of beds, dikes and ditches, irrigation systems and costs associated with vine clippings planted. In addition, during the development period, certain direct and indirect operating costs are capitalized in construction in progress. The estimated useful lives are 30-40 years for buildings, land improvements, cranberry vines, bulkheads and irrigation equipment, and 5-10 years for other depreciable assets.

   Goodwill -- Goodwill is amortized using the straight-line method over 40 years. Accumulated amortization at August 31, 1997 and 1996 was $220,668 and $196,968, respectively. The Company assesses the carrying value of goodwill at each balance sheet date. Consistent with Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," such assessments include, as appropriate, a comparison of the estimated future nondiscounted cash flows anticipated to be generated during the remaining amortization period of the goodwill to the net carrying value of goodwill. The Company recognizes diminution in value of goodwill, if any, on a current basis.

   Income Taxes -- The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes.

   Fair Value of Financial Instruments -- The Company believes the carrying amount of its financial instruments (cash and cash equivalents, accounts receivable, accounts payable and notes payable) is a reasonable estimate of the fair value of these instruments.

   Revenues -- The Company realizes revenues from six main sources: sales of branded juice, concentrate, fresh fruit, frozen fruit, vine clippings sold to other growers and fertilizer and chemical sales from Wildhawk to other growers. In addition, the Company carries insurance against crop losses due to hail damage and other perils.

   Net Income Per Common and Common Equivalent Share -- Net income per common and common equivalent share is computed based upon the weighted average number of common shares and common equivalent shares (stock options) outstanding during the year (14,308,845, 13,927,820, 9,393,656 and
   8,890,850 for the years ended August 31, 1997 and 1996, five-month transition period ended August 31, 1995 and the year ended March 31, 1995, respectively).

   Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Reclassifications -- Certain amounts previously reported have been reclassified to conform with the current presentation.

   Accounting Standards To Be Adopted -- In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share;" SFAS No. 129, "Disclosure of Information about Capital Structure;" SFAS No. 130, "Reporting Comprehensive Income;" SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company is currently in the process of evaluating the accounting and disclosure effects of these Statements.

   2.   CHANGE IN ACCOUNTING METHOD

        Effective April 1, 1995, the Company changed its method of deferring crop growing costs to conform with the provisions of Statement of Position 85-3 "Accounting by Agricultural Producers and Agricultural Cooperatives" which had not been previously adopted by the Company. This change was made to defer crop growing costs based on a November 1 to October 31 crop year, which management believes is its natural crop year. Historically, the Company had deferred certain crop costs based on a crop year of April 1 through October 31. This change resulted in an increase in net income for the five months ended August 31, 1995 of $1,249,000 (net of income taxes of $806,000), reflecting the cumulative effect of this change for periods prior to April 1, 1995. The pro forma effects for the year ended March 31, 1995, assuming the change had been in effect throughout the year, would have been to increase net income by $195,000, or $0.02 per share.

   3.   CHANGE IN FISCAL YEAR

        The Company changed its fiscal year end from March 31 to August 31 in order to correspond the Company's fiscal year with the new annual business cycle resulting from the implementation of its strategy to begin marketing and selling value-added processed consumer cranberry products. This change in fiscal year end also better matches the costs and expenses associated with growing each year's crop with the expected revenues to be generated from the sales of the consumer products produced from such crop.

   4.   STOCK SPLIT

        On June 26, 1996, the Company's Board of Directors authorized a two-for-one stock split effected in the form of a 100% stock dividend distributed on September 3, 1996 to shareholders of record on August 15, 1996. Shareholders' equity has been adjusted by reclassifying from additional paid-in capital to common stock the par value of the additional shares arising from the split. In addition, all references in the financial statements to per share amounts, stock option data and market prices of the Company's stock have been restated.

   5.   ACQUISITIONS

        On September 13, 1994, the Company acquired three productive cranberry bogs and certain of the associated assets of Yellow River Cranberry Company and Wolfe Cranberry Company for $18,000,000 plus 62,500 shares of Class A Common Stock. The purchase price was paid through the delivery of $5,000,000 cash and 62,500 shares of Class A Common stock upon closing and the issuance of $13,000,000 in promissory notes. The promissory notes were fully paid as of August 31, 1996.

        On June 6, 1995, the Company purchased two productive cranberry bogs and certain of the associated assets of United Cape Cod Cranberry Limited Partnership for $14,706,000. The purchase price was paid in cash. The Company had leased this property from September 13, 1993 until the date of purchase.

        On March 15, 1996, the Company acquired the productive cranberry bog and certain of the associated assets of Mariposa II Cranberries for $3,050,000. The purchase price was paid through the delivery of $2,050,000 cash and the issuance of a $1,000,000 promissory note. This promissory note was paid during June 1996.

        On July 8, 1996, the Company acquired the productive cranberry bog and certain of the associated assets of the Koller Cranberry Company for $4,900,000. The purchase price was paid through the delivery of $4,400,000 cash and 16,807 shares of Class A Common Stock.

        On September 27, 1996, the Company acquired the productive cranberry bog and certain of the associated assets of John E. McFarland & Sons, Inc. for $7,850,000. The purchase price was paid through the delivery of $4,850,000 cash and 169,014 shares of Class A Common Stock.

        On December 30, 1996, the Company acquired the productive cranberry bog and certain of the associated assets of Vanatta Cranberry Company LLC for $4,350,000. The purchase price was paid through the delivery of $2,175,000 cash and 100,000 shares of Class A Common Stock.

        The acquisitions were recorded using the purchase method of accounting and, accordingly, the results of operations of the acquired businesses are included in the statements of operations from the date of acquisition. The pro forma effects, assuming the fiscal 1997 acquisitions had occurred on September 1, 1995, were not significant.

   6.   INVENTORIES

        Inventories at August 31, 1997 and 1996 were as follows:

                                         1997              1996

           Raw materials              $ 6,274,305      $ 1,692,403
           Finished goods               9,001,810        1,399,335
           Deferred crop costs         11,177,972        9,322,688
                                       ----------       ----------
                                      $26,454,087      $12,414,426
                                       ==========       ==========


   7.   PROPERTY AND EQUIPMENT

        Property and equipment at August 31, 1997 and 1996 were as follows:

                                              1997            1996

         Land                          $  7,548,486     $  7,351,596
         Land improvements               14,709,554       12,346,400
         Cranberry vines, bulkheads
           and irrigation equipment      72,153,272       59,607,337
         Buildings and improvements      17,627,758       12,986,763
         Equipment and vehicles          33,428,680       23,727,102
         Construction in progress        16,397,639       25,079,393
                                        -----------      -----------
                                        161,865,389      141,098,591
         Less accumulated depreciation
           and amortization              23,592,348       18,609,490
                                        -----------      -----------
                                       $138,273,041     $122,489,101
                                        ===========      ===========


   The Company capitalized $1,398,092, $1,531,405, $557,065 and $1,065,164 of
   interest for the years ended August 31, 1997 and 1996, five-month transition period ended August 31, 1995, and the year ended March 31, 1995, respectively.

   8.   INVESTMENT AND OTHER ASSETS

        Investments and other assets at August 31, 1997 and 1996 were as follows:

                                          1997                1996

        Investments                      $       --        $1,259,548
        Leasehold interests, net          1,039,395         1,197,277
        Goodwill, net                       734,010           757,710
        Other                             1,195,229         1,163,486
                                          ---------         ---------
                                         $2,968,634        $4,378,021
                                          =========         =========

   On August 31, 1993, the Company terminated its membership in the Ocean Spray marketing cooperative. Upon termination, Ocean Spray common stock held by the Company was converted into Ocean Spray 4% preferred stock of equal value and both the preferred stock and notices of allocation are being redeemed over a five-year period. Remaining payments of $1,259,548 will be received in fiscal 1998.

   9.   ACCRUED LIABILITIES

        Accrued liabilities at August 31, 1997 and 1996 were as follows:

                                           1997             1996
          Compensation and other
             employee benefits          $1,038,134       $2,870,565
          Property taxes                   469,832          518,181
          Interest                         331,828          338,594
          Commissions                      320,733           59,678
          Income taxes                     181,976          338,332
          Other                          1,749,158        1,789,072
                                         ---------        ---------
                                        $4,091,661       $5,914,422
                                         =========        =========


   10   NOTES PAYABLE AND LONG-TERM OBLIGATIONS

        Long-term debt at August 31, 1997 and 1996 was as follows:

                                               1997               1996
    Credit agreement with a bank:
      Revolving credit facility            $41,500,000        $10,050,000
      Acquisition credit facility            7,950,000          9,600,000
      Term loan                              8,400,000          9,450,000
      Term loan                              2,760,000          3,680,000
      Term loan                              3,428,000          4,000,000
    Term loan payable to insurance
      company with interest at 8.69%        13,641,173         14,267,752
    Term loan payable to insurance
      company with interest at 7.85%         9,098,534          9,490,343
                                            ----------         ----------
                                            86,777,707         60,538,095
    Less current portion                     3,647,000          3,560,000
                                            ----------         ----------
                                           $83,130,707        $56,978,095
                                            ==========         ==========


   On August 31, 1994, the Company entered into a credit agreement with a bank, which was subsequently amended on June 7, 1995, November 4, 1996 and October 3, 1997, and provides for a secured revolving credit facility of $75,000,000 and three secured term credit facilities in the amounts of $4,600,000, $4,000,000 and $10,500,000. The revolving credit facility terminates on December 31, 2000. However, the Company may request annual extensions. If the Company does not extend the termination date of the revolving credit facility, all amounts outstanding under the term loans become payable on the revolving credit facility termination date.
   Interest on amounts outstanding under the revolving credit facility is payable at the bank's domestic rate,the bank's offered rate, or an adjusted LIBOR rate plus an applicable rate margin, at the option of the Company. Interest on amounts outstanding under the secured term credit facilities and secured acquisition credit facility is payable at the bank's domestic rate, the bank's offered rate, or an adjusted LIBOR rate plus an applicable rate margin, at the option of the Company. Amounts outstanding under the first and third secured term credit facilities are due in nine semi-annual payments of $460,000 and $525,000, respectively. Amounts outstanding under the second secured term credit facility are due in seven semi-annual payments of $286,000 and a final payment of $1,998,000. The Company must pay a commitment fee on the average daily unused amount of the revolving credit facility.

        The amount of unused available borrowings under the amended credit facilities was $25,550,000 at August 31, 1997.

        The 8.69% term loan with an insurance company is payable in semi-annual installments of $926,562, including interest, through July 1, 2004. The interest rate will be adjusted in fiscal year 1999, as determined by the insurance company, but the adjusted rate will not exceed 2.25% over the then five-year treasury bond yield.

        The 7.85% term loan with an insurance company is payable in semi-annual installments of $564,630, including interest, through August 1, 2008. The interest rate will be adjusted in fiscal years 1998 and 2003, as determined by the insurance company, but the adjusted rate will not exceed 2.25% over the then five-year treasury bond yield.

        Substantially all assets of the Company are pledged as collateral for its borrowings. The Company's loan agreements require, among other things, that the Company maintain a certain level of shareholders' equity ($73,000,000 at August 31, 1997), debt-to-equity ratio and "fixed charge coverage ratio," as defined. In addition, the agreements place restrictions on the repurchase of stock and do not allow total cash dividend payments or other distributions, as defined, in any fiscal year to exceed 50% of the Company's net income for such fiscal year.

        The aggregate scheduled future maturities of long-term obligations for the next five fiscal years ending August 31 are as follows:

                        1998                           $ 3,647,000
                        1999                             3,742,000
                        2000                            10,806,000
                        2001                            50,864,000
                        2002                             1,535,000
                     Thereafter                         16,183,707
                                                        ----------
                                                       $86,777,707
                                                        ==========


   11.  SHAREHOLDER'S EQUITY

        The Company is authorized to issue 5,000,000 shares of preferred stock with a par value of $.01.

        The authorized common stock of the Company consists of 60,000,000 shares of Class A Common Stock and 4,000,000 shares of Class B Common Stock. Outstanding Class B shares are convertible into Class A shares on a one-for-one basis at any time. The shares of Class A Common Stock are entitled to one vote per share and the shares of Class B Common Stock are entitled to three votes per share. Holders of Class A Common Stock are entitled to receive cash dividends equal to at least 110% of any cash dividends paid on the shares of Class B Common Stock. However, cash dividends may be paid on Class A Common Stock without a concurrent cash dividend being paid on the Class B Common Stock. If at any time the outstanding shares of Class B Common Stock fall below 2% of the outstanding shares of Class A Common Stock, they will be automatically converted into Class A Common Stock.

        In August 1995, the Company issued 2,000,000 shares of Class A Common Stock through a public offering, resulting in net proceeds of approximately $26,401,000. The Company issued an additional 300,000 shares of Class A Common Stock in September 1995 pursuant to the Underwriters exercise of its over-allotment option granted in connection with the August public stock offering, resulting in net proceeds of approximately $4,016,000.

        On July 22, 1996, the Company filed a Form S-4 Registration Statement ("shelf registration") with the Securities and Exchange Commission. The Registration Statement covers up to 1,000,000 shares of Class A Common Stock of the Company which may be issued from time to time in connection with acquisitions by the Company of businesses or properties, or interests therein.

        At August 31, 1997, 2,822,720 shares of Class A Common Stock were reserved for issuance under the Company's stock option plans, conversion of Class B Common Stock to Class A Common Stock and the shelf registration.

   12.  STOCK OPTIONS

        In 1987, the Company adopted the 1987 Stock Option Plan (the
   "1987 Plan"), which provides for the issuance of 275,000 shares of Class A Common Stock options to certain executive officers and key employees. Stock options granted under the 1987 Plan are exercisable at a price equal to market value on the date of grant for a period determined by the Board of Directors, not to exceed 10 years.

        In fiscal 1990, the Company adopted the 1989 Stock Option Plan (the "1989 Plan"), which provides for the issuance of 600,000 shares of Class A Common Stock options to key employees and directors of the Company. Stock options granted under the 1989 Plan are exercisable at a price established by the Board of Directors, which shall not be less than 85% of the market value on the date of grant for a period determined by the Board of Directors, not to exceed 10 years.

        During the five-month transition period ended August 31, 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan"), which provides for the issuance of 800,000 shares of Class A Common Stock to key employees and non-employee directors of the Company. Stock options granted under the 1995 Plan are exercisable at a price established by the Compensation and Stock Option Committee, which shall not be less than 100% of the fair market value on the date of grant for a period determined by the Compensation and Stock Option Committee, not to exceed 10 years.

                                                                    Weighted
                                                                    Average
                                                         Number of  Exercise
                                      Price Range         Shares     Price
    Outstanding at April 1,
     1994                         $2.63     -  $9.38    680,284     $4.42
      Granted                      7.75     -   8.75     97,034      8.70
      Exercised                    2.63     -   7.38    (23,260)     3.68
      Cancelled                    2.63     -   8.63     (9,772)     4.75

    Outstanding at March 31,
     1995                          2.63     -   9.38    744,286      4.99
      Granted                      7.25     -   7.25     85,000      7.25
      Cancelled                    3.13     -   8.63     (5,234)     5.97

    Outstanding at August 31,
     1995                          2.63     -   9.38    824,052      5.22
      Granted                     10.88     -  17.75    273,662     10.95
      Exercised                    2.63     -   8.75    (20,560)     3.72
      Cancelled                    3.88     -   8.75     (8,000)     6.96
                                  -----      -------  ---------   -------
    Outstanding at August 31,
     1996                          2.63     -  17.75  1,069,154      6.70
      Granted                     12.94     -  18.50     61,500     17.48
      Exercised                    3.75     -  10.88   (204,070)     4.84
      Cancelled                    7.25     -  18.50    (10,800)    12.56
                                  -----      -------  ---------   -------
    Outstanding at August 31,
     1997                         $2.63     - $18.50    915,784     $7.77
                                  =====      =======  =========   =======

    Shares exercisable at
     August 31, 1997              $2.63     - $17.75    826,484     $7.12
                                  =====      =======  =========   =======
    Available for grant after
     August 31, 1997                                    489,748
                                                        =======


        The following table summarizes information about stock options outstanding at August 31, 1997:

                                               Options Outstanding           Options Exercisable
                               Shares        Weighted
                                Out-          Average       Weighted        Shares        Weighted
                              standing       Remaining       Average     Exercisable      Average
      Range of Exercise      at August      Contractual     Exercise      at August       Exercise
           Prices             31, 1997      Life-Years        Price        31, 1997        Price

   $ 2.63     - $ 6.00           398,150          3.2        $ 4.06        392,150         $ 4.04
     6.01     -  10.00           194,472          6.3          8.09        169,472           8.12
    10.01     -  18.50           323,162          8.2         12.15        264,862          11.02
    -----       ------           -------        -----        ------       --------         ------
    $2.63     - $18.50           915,784          5.6        $ 7.77        826,484         $ 7.12
    =====       ======           =======        =====        ======       ========         ======


   In Fiscal 1997, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). The Company has elected to continue to follow the provisions of Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" and its related interpretations; accordingly, no compensation cost has been reflected in the financial statements for its stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

                                           1997          1996
              Net Income:
                As reported              $2,232,000     $6,905,000
                Pro forma                $2,124,000     $6,037,000

              Net Income per share:
                As reported              $     0.16     $     0.50
                Pro forma                $     0.15     $     0.44

   For the purpose of these disclosures, the fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected volatility of 34.2%; risk-free interest rate of 6.2%; 0.93% dividend rate during the expected term; and an expected life of 9 years.

   13.  INCOME TAXES

        The provisions for income taxes is as follows:

                        August 31,   August 31,   August 31,    March 31,
                           1997         1996         1995         1995
    Currently payable:
      Federal         $       --   $2,997,000  $        --   $  141,000
      State                   --       223,00           --           --
                       ---------    ---------    ---------    ---------
                              --    3,220,000           --      141,000
    Deferred:
      Federal          1,274,000      944,000   (1,368,000)     721,000
      State              242,000      345,000     (321,000)     189,000
                       ---------    ---------   ----------    ---------
                       1,516,000    1,289,000   (1,689,000)     910,000
                       ---------    ---------   ----------    ---------
                      $1,516,000   $4,509,000  ($1,689,000)  $1,051,000
                       =========    =========   ==========    =========


   The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of August 31, 1997 and 1996 consist of the following:

                                             1997              1996
       Deferred tax assets:
         Tax loss carryforwards          $ 2,979,000       $   955,000
         AMT tax credits and other
           carryforwards                   3,552,000         3,676,000
                                          ----------        ----------
                                           6,531,000         4,631,000

       Deferred tax liabilities:
         Cranberry sales                     299,000           459,000
         Depreciation and
           amortization                   12,642,000        10,429,000
                                          ----------        ----------
                                          12,941,000        10,888,000
                                          ----------        ----------
       Net deferred tax liability         $6,410,000        $6,257,000
                                          ==========        ==========


   At August 31, 1997, the Company has net operating loss carryforwards for Federal income tax purposes of approximately $7,597,000, which expire at various dates through 2012.

   A reconciliation of the Federal statutory income tax rate to the effective income tax rate is as follows:

                              August 31,  August 31,  August 31,  March 31,
                                 1997        1996        1995        1995
    Statutory tax rate         34.0%       34.0%       34.0%       34.0%
    State income taxes, net
      of Federal tax benefit    5.2         5.2         5.2         5.3
    Other, net                  1.2         0.3        (0.3)        0.6
                               ----        ----        ----        ----
    Effective tax rate         40.4%       39.5%       38.9%       39.9%
                               ====        ====        ====        ====


   14.  LEASE COMMITMENTS

        On April 10, 1990, the Company acquired leasehold interests in two cranberry marshes in Nantucket, Massachusetts. On March 31, 1994, the Company entered into an agreement which extended the original lease term through November 30, 2003. The unamortized cost of the leasehold interests are being amortized over the extended lease term on a straight-line basis. Accumulated amortization of the leasehold interests at August 31, 1997 and 1996 was $1,167,726 and $1,009,843, respectively.
   Rental payments are based on 20 percent of gross cash receipts from agricultural production, subject to certain minimums which are dependent upon the state-wide average crop yield. Rent expense for the years ended August 31, 1997 and 1996, five-month transition period ended August 31, 1995, and the year ended March 31, 1995 was $262,796 and $261,166, $0 and
   $338,984, respectively.

        On September 5, 1991 the Company entered into a net lease with Equitable Life Assurance Society of the United States ("Equitable") for Cranberry Hills cranberry marsh, which Equitable purchased on May 3, 1991 from Cranberry Hills Partnership ("Cranberry Hills"), a partnership controlled by the Company's CEO and two former directors. The lease, which expires December 31, 2000, provides for rent payments of $284,625 in year one and increasing to $380,875 in year nine with a final payment of $214,906 of June 1, 2000. The lease grants the Company a right of first refusal to purchase the leased premises or to renew the lease on terms Equitable is prepared to accept from a bona fide third party. The purchase agreement also provides for payments to Cranberry Hills of 25% of the premises income, if any, during the term of the lease with Equitable. The amount expensed in fiscal 1997 and 1996, the five-month transition period ending August 31, 1995 and fiscal 1995 was $85,598, $64,079, $0 and $8,973, respectively.

        The future minimum annual payments on noncancellable operating lease agreements for the next three fiscal years ending August 31 are as follows:

                             1998             $  376,000
                             1999                371,000
                             2000                401,000
                                               ---------
                                              $1,148,000
                                               =========


        The above table does not include any amounts for potential minimum payments under the Nantucket leasehold interest described above, because such amounts, if any, are not presently determinable.

   15.  SUPPLY CONTRACTS

        The Company has entered into multiple-year crop purchase contracts, with 27 independent cranberry growers pursuant to which the Company has contracted to purchase all of the cranberry crop produced on 1,557 planted acres owned by these growers.

   16.  401(k) RETIREMENT PLAN

        Effective January 1, 1996, the Company established a 401(k) savings plan that covers substantially all full-time employees. The Company contributes amounts based on employee contributions under this plan. The cost of the Company's contributions to this plan for fiscal 1997 and 1996 was $126,867 and $63,182, respectively.

   17.  SIGNIFICANT CUSTOMERS

        As discussed in Note 1, the Company had supply agreements to sell the majority of its product to two independent fruit juice and sauce processors. After delivery of the 1995 crop, these agreements expired.

        In fiscal years 1997 and 1996, the Company had sales of approximately $5,797,000 and $4,700,000, or 12.2% and 12.5%, respectively, of net sales to one customer.