Form 10-K, Exhibit 13
period 1998-08-31
NORTHLAND CRANBERRIES INC /WI/
filed 1998-11-30
CIK 818010


Selected Financial Data

------------------------------------------------------------------------------------------------------------------------------------


                                                                (Dollars in thousands, except per share data)
                                         ----------------------------------------------------------------------------------------
                                                                                          Five Months
                                                 Year Ended August 31                       Ended     Fiscal Years Ended March 31(1)
Statement of Operations Data:                                                             August 31,
                                              -------------------------                               ------------------------------
                                                1998           1997             1996         1995(1)          1995          1994
---------------------------------------- --------------- ---------------- ---------------- ------------- -------------- ------------
Revenues                                 $   112,828     $    47,375     $    37,608    $       891     $    21,784    $    18,051
Cost of sales                                 62,475          23,171          16,517          1,401          13,057          8,751
---------------------------------------- --------------- --------------- -------------- --------------- -------------- -------------
Gross profit (loss)                           50,353          24,204          21,091           (510)          8,727          9,300
Costs and expenses:
     Selling, general and administrative      38,752          15,963           7,020          1,908           2,440          2,046
     Interest                                  6,826           4,493           2,657          1,919           3,654          2,394
---------------------------------------- --------------- --------------- -------------- --------------- -------------- -------------
Total costs and expenses                      45,578          20,456           9,677          3,827           6,094          4,440
---------------------------------------- --------------- --------------- -------------- --------------- -------------- -------------
Income (loss) before income taxes
     and change in accounting method           4,775           3,748          11,414         (4,337)          2,633          4,860
Income taxes                                   1,920           1,516           4,509         (1,689)          1,051          1,917
Change in accounting method                       --              --              --          1,249              --             --
---------------------------------------- --------------- --------------- -------------- --------------- -------------- -------------
     Net income (loss)                   $     2,855     $     2,232     $     6,905    $    (1,399)    $     1,582    $     2,943
---------------------------------------- --------------- --------------- -------------- --------------- -------------- -------------

Weighted average shares

     outstanding(3) - diluted            15,266,162       14,308,845     13,927,820       9,393,656       8,890,850      8,834,774
Per share data:(3)
     Net income (loss) - diluted         $     0.19      $     0.16      $     0.50     $    (0.15)     $     0.18     $     0.33
     Cash dividends:(2)
         Class A common                  $     0.16      $     0.16      $     0.145    $     0.06      $     0.14     $     0.175
         Class B common                  $     0.145     $     0.145     $     0.132    $     0.055     $     0.127    $     0.159
---------------------------------------- --------------- --------------- -------------- --------------- -------------- -------------

---------------------------------------- ------------------------------- -------------- ----------- -- -------------- --------------

                                                                 August 31                                      March 31(1)
                                         ---------------------------------------------------------- -- -----------------------------
Balance Sheet Data:                           1998            1997           1996          1995            1995            1994
---------------------------------------- ---------------- -------------- -------------- ----------- -- -------------- --------------

Current assets                           $   71,298        $ 39,691        $ 18,617     $   11,740      $    6,746     $     5,598
Current liabilities                          21,811          11,545          12,067         10,583          10,169           4,485
Total assets                                250,872         180,932         145,485        121,745         107,745          83,074
Long-term debt                               64,276          83,131          56,978         45,538          55,793          38,945
Shareholders' equity                        153,870          76,811          69,059         59,113          34,627          33,125
---------------------------------------- ---------------- -------------- -------------- ----------- -- -------------- --------------

(1) We changed our fiscal year end from March 31 to August 31, beginning after a five-month interim transitional period ending on August 31, 1995.

(2) In August 1993, we changed our mode of dividend payment from annual to quarterly. As a result, the fiscal 1994 dividends stated above include the annual dividend of $0.20 per Class A share and $0.182 per Class B share, paid in June 1993, plus three quarterly dividends of $0.05 per Class A share and $0.0455 per Class B share, paid in September 1993, December 1993 and March 1994.

(3) All share and per share data has been adjusted for our September 3, 1996 stock split. See Note 2 of Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Results of Operations and Financial Condition
--------------------------------------------------------------------------------


Results of Operations

General

         We started our marsh to market vertical integration strategy in 1993 by selling our Northland brand fresh cranberries to supermarkets; and in fiscal 1996, we started manufacturing and distributing our own Northland brand 100% Juice Cranberry Blends. We introduced our Northland brand 100% Juice Cranberry Blends into selected Midwestern markets and by the end of fiscal 1997, we had achieved national supermarket distribution for our product line. This strategy has changed us from being strictly a cranberry grower who basically sold all of our harvested raw cranberries once every year, into a grower, processor and marketer of a broad variety of cranberry juice products, other cranberry products and non-cranberry juices and drinks.

         Sales of our Northland 100% juice cranberry blends began increasing substantially in fiscal 1998. We think this was mostly the result of our marketing and promotional campaign and our increased shelf presence in more supermarkets nationwide. By the end of fiscal 1998, our Northland 100% juice cranberry blends were on the shelves of approximately 84% of supermarkets nationwide, compared to about 60% at the end of fiscal 1997. The growth of our brand during fiscal 1998, coupled with intense price competition for our sale of cranberry concentrate and other industrial cranberry products, resulted in the majority of our revenues during fiscal 1998 being generated from branded juice sales. In order to better balance our product mix between branded and private label sales, on July 1, 1998, we acquired Minot Food Packers, Inc. Located in Bridgeton, New Jersey, Minot produces, markets, sells and distributes primarily private label cranberry products, including cranberry sauce, as well as a wide variety of non-cranberry private label products. For its fiscal year ended June 30, 1997, Minot reported sales of approximately $41 million. The acquisition should also reduce the adverse impact on our results of operations which we have experienced from difficult market conditions for the sale of cranberry concentrate and other industrial cranberry products.

         During the first quarter of fiscal 1999, we entered into an agreement with Seneca Foods Corporation to purchase most of the assets of Seneca's juice division for between $30 to $35 million, dependent upon the division's level of working capital at closing. Although the proposed acquisition is subject to various conditions, if completed, we will buy Seneca's TreeSweet and Awake brand names, as well as three processing plants, a distribution center and a receiving station. We will also purchase the right to sell Seneca brand fruit juice beverages. For its year ended March 31, 1998, net revenues from the Seneca beverage lines we plan to buy totaled approximately $105 million. If completed, we believe this acquisition will give us a presence in the shelf-stable apple and grape juice segments and will allow us to enter the retail frozen juice concentrate category. We also expect the Seneca acquisition to make our bottling and distribution network more efficient and to further our ability to perform co-packing operations for other bottled beverage producers.

         As is customary in our industry, we have spent and expect to continue to spend substantial amounts on marketing and promotion in order to make our products available in more supermarkets, increase our market share and build brand name recognition for our Northland brand 100% juice cranberry blend products. In fiscal 1997 and 1998, these expenses totaled about $9.0 million and $26.7 million, respectively. We expect to spend more in fiscal 1999 on marketing and promotion than in fiscal 1998. We believe in taking a long-term aggressive approach to building brand name equity for our Northland brand products. This means that we may decide to spend even more money this coming year than currently anticipated to build our brand name awareness, add qualified personnel to grow our company and integrate our new acquisitions if we believe such increased spending levels will ultimately benefit our product sales and profitability. These increased levels of spending will likely adversely affect, and may result in substantial volatility for, our quarterly earnings. Moreover, the Minot acquisition and the potential Seneca acquisition will likely also result in difficulties, added costs and delays in integrating, transitioning and managing these acquisitions. Also, we may not fully realize expected synergies and cost savings from these acquisitions in fiscal 1999. These costs and difficulties may also reduce our reported quarterly earnings during fiscal 1999. For these reasons, the predictability of our quarterly earnings in fiscal 1999 will be difficult, and comparisons with prior comparative quarters, may not be meaningful. See "Quarterly Results."

         With the exception of our accounting and distribution/order tracking functions, our operations are not heavily dependent on internal computer software or embedded systems. Our internal accounting and distribution hardware and software system was replaced in fiscal 1997 at a cost of approximately $350,000. That system has been fully tested and we believe it to be Year 2000 compliant in all material respects. We have spent approximately $40,000 to date in implementing and testing that same system at the Minot facilities, and expect that process to be completed in early 1999 without additional material expenditures. If we complete the Seneca acquisition, we will implement our accounting and distribution hardware and software system at Seneca's facilities. We are in the process of ascertaining the costs of such implementation, and currently anticipate those costs will be approximately $250,000.

         We do not rely heavily on third party vendors whose potential Year 2000 noncompliance would have a material adverse effect on our results of operations. As a result, we are not conducting compliance audits of third party vendors for Year 2000 readiness. While we currently use co-packers to perform bottling operations, we believe their potential failure to be Year 2000 compliant would not be material to our operations because of availability of other vendors who can perform similar functions, as well as our ability to perform our own bottling operations using Minot facilities and, if the Seneca acquisition is completed, Seneca facilities. We also rely on third party vendors to supply us with plastic bottles, caps and cartons. Failure of these vendors to be Year 2000 compliant could result in temporary decreases in inventory until new vendors are located. However, we do not believe this would have a material adverse effect on our results of operations.

Fiscal 1998 Compared to Fiscal 1997

         Revenues. Our total revenues for fiscal 1998 increased 138% to $112.8 million from $47.4 million during fiscal 1997. Our increased fiscal 1998 revenues were due to substantially increased sales of our Northland brand 100% juice products. Industry data for the 12-week period ended September 13, 1998 indicated that our Northland juice products were available in approximately 84% of the nation's 30,000 supermarkets and held an 11.9% national market share of supermarket bottled shelf-stable cranberry beverage dollar sales, up from 5.8% for the 12-week period ended September 14, 1997. In response to trade promotion and marketing support, our market share reached as high as 14.2% for the 12-week period ended March 29, 1998. We believe our increased branded juice sales and increased market share over the last year were primarily due to our aggressive branded product marketing campaign. As anticipated, as a result of the Minot acquisition, during the last two months of fiscal 1998, our sales of private label products increased as we were able to continue Minot's historical level of private label product sales. Closing the Seneca acquisition should also result in our recognizing substantial additional revenue in fiscal 1999. During fiscal 1998, we continued to experience intense price competition in our efforts to sell concentrate and bulk frozen fruit. As a result, sales of these products were substantially below our initially budgeted expectations. We expect this intense price competition to continue in fiscal 1999.

         Cost of Sales. Our cost of sales for fiscal 1998 was $62.5 million compared to $23.2 million in fiscal 1997, with gross margins of 44.6% and 51.1%. The decrease in our gross margin for fiscal 1998 was primarily due to our heavy branded sales product mix during fiscal 1998. Our 1997 revenues were more heavily weighted toward higher margin fresh fruit and concentrate sales at substantially higher pricing levels. We expect our gross margins to continue to decrease in fiscal 1999 as a result of our increased sales of private label products. It is also likely that our sales of Seneca's products in fiscal 1999 will further reduce margins.

         Selling, General and Administrative Expenses. Our selling, general and administrative expenses were $38.8 million, or 34.3%, of total revenues for fiscal 1998, compared to $16.0 million, or 33.7% of total revenues, during the prior fiscal year. This planned increase in our selling, general and administrative expenses was primarily attributable to our ongoing aggressive marketing campaign to support the development and growth of our Northland brand 100% juice products. Fiscal 1998 advertising, promotion and slotting expenses in support of our branded products totaled $26.7 million. We plan to continue to aggressively market our branded juice products in fiscal 1999. We also expect our selling, general and administrative expenses to increase in fiscal 1999 because of our acquisition of the Minot and Seneca businesses and our continued hiring of additional qualified personnel to manage our growth. However, because we anticipate revenues to substantially increase, our selling, general and administrative expenses as a percentage of revenues should be lower in fiscal 1999 than in fiscal 1998.

         Interest Expense. Interest expense was $6.8 million for fiscal 1998 compared to $4.5 million during fiscal 1997. The increase in our interest expense was due to increased debt levels during most of the year, which resulted from funding increasing levels of inventory and accounts receivable to support our growing consumer cranberry product business, as well as seasonal operating activities. We expect our debt level to increase during fiscal 1999 from its 1998 fiscal year end level as we fund the potential Seneca acquisition and our anticipated increased working capital requirements. See "Financial Condition" below.

         Income Tax Expense. We recorded $1.9 million in income tax expense in fiscal 1998 compared to $1.5 million in fiscal 1997. See Note 11 of Notes to Consolidated Financial Statements.

         Net Income. Net income and per share earnings for fiscal 1998 were $2.9 million and $0.19 per diluted share, up from fiscal 1997 net income and per share earnings of $2.2 million and $0.16 per diluted share. Weighted average shares outstanding for fiscal 1998 were 15.3 million compared to 14.3 million for fiscal 1997. Weighted shares increased in fiscal 1998 because of our June 1998 public sale of 5.72 million Class A shares.

Fiscal 1997 compared to Fiscal 1996

         Revenues. Our revenues in fiscal 1997 were $47.4 million, a $9.8 million, or 26.0% increase, from $37.6 million in fiscal 1996. The increase in our fiscal 1997 revenues was primarily the result of increased sales of our Northland brand 100% juice products due to the national rollout of our branded juice line. By the end of fiscal 1997, we had increased the distribution of our branded juice products to approximately 60% of supermarkets nationwide, compared to approximately 13% at the end of fiscal 1996. Our market share of United States supermarket shelf-stable cranberry beverages grew from 0.9% for the 12-week period ending September 8, 1996 to 5.8% for the 12-week period ending September 14, 1997.

         Cost of Sales. Our cost of sales increased $6.7 million, or 40.3%, to $23.2 million in fiscal 1997, from $16.5 million in fiscal 1996. Our gross margin in fiscal 1997 was 51.1%, compared to 56.1% in fiscal 1996. The decrease in gross margin in fiscal 1997 was due to higher inventory costs on a per barrel basis, our changing product mix and increased price competition for concentrate sales. Our crop growing costs are relatively fixed on a per acre basis, leaving the size of the crop harvested as the principal variable factor in determining our inventory carrying costs on a per barrel basis. Due to our smaller than expected fiscal 1997 crop, our inventory carrying costs per barrel increased, resulting in increased cost of sales and a reduced gross margin percentage.

         Selling, General and Administrative Expenses. Our selling, general and administrative expenses were $16.0 million in fiscal 1997, compared to $7.0 million in fiscal 1996. As a percent of revenues, selling, general and administrative expenses increased to 33.7% in fiscal 1997 from 18.7% in fiscal 1996. The increase was due primarily to our national rollout of our branded juice products. Fiscal 1997 advertising, promotion and slotting expenses in support of our branded juice rollout totaled $9.0 million.

         Interest Expense. Our fiscal 1997 interest expense was $4.5 million, a $1.8 million increase from fiscal 1996 interest expense of $2.7 million. The increase in our interest expense was due to increased debt levels as a result of funding property and equipment additions and working capital necessary to fund the full implementation of our marsh to market business strategy.

         Income Tax Expense. We recorded $1.5 million in income tax expense in fiscal 1997 compared to $4.5 million in fiscal 1996. See Note 11 of Notes to Consolidated Financial Statements.

         Net Income. Our net income for fiscal 1997 was $2.2 million, compared to fiscal 1996 net income of $6.9 million. Net income per diluted common share was $0.16 in fiscal 1997, compared to net income per diluted common share of $0.50 in fiscal 1996. Weighted average common shares outstanding for fiscal 1997 were 14.3 million compared to 13.9 million for fiscal 1996.


Financial Condition

         Our net cash used for operating activities in fiscal 1998 was $11.1 million compared to $10.6 million in fiscal 1997. The increased net cash used for our operating activities during fiscal 1998 was the result of working capital increases to support our growing juice business and the continuing evolving nature of our business into a consumer products company. Our accounts receivable increased $15.4 million, primarily due to increased branded juice sales, fourth quarter concentrate sales and the addition of Minot accounts receivable. Our inventories increased $17.4 million due to the carryover of significant inventory because of lower than expected concentrate and industrial product sales during fiscal 1998, as well as the addition of Minot's inventory. Accounts payable increased $6.2 million in fiscal 1998 primarily due to purchases of raw materials inventory to support our growing branded product sales as well as the addition of Minot accounts payable. Also, our depreciation and amortization (a noncash expense), increased by $1.4 million, or 27.6%, due to property and equipment additions.

         Our net cash used for investing activities increased during fiscal 1998 to $41 .9 million from $14.2 million during the prior fiscal year. This increase was due to the $35.2 million purchase price of the Minot acquisition. Fiscal 1998 property and equipment additions were $7.9 million compared to total property and equipment additions of $8.8 million in the prior year. The potential Seneca division acquisition is expected to cost between $30 and $35 million, depending upon the division's level of working capital at closing, and should be closed during the second quarter of fiscal 1999. We plan to pay for the acquisition by borrowing on our revolving line of credit and by issuing Seneca $3.0 million of our Class A common stock. Northland's capital expenditure budget for fiscal 1999 (exclusive of the potential Seneca acquisition) is $7.0 million and will be funded from cash generated from operations and borrowings under our credit line.

         Our net cash provided by financing activities in fiscal 1998 was $53.4 million compared to $24.8 million during the prior fiscal year. The increase was the result of our receiving $74.5 million of net proceeds from our June public stock sale, less the repayment of $20.1 million of long-term debt out of such proceeds. Working capital was $49.5 million at August 31, 1998 compared to working capital of $28.1 million at August 31, 1997. Our total debt (including current portion) was $68.2 million at August 31, 1998 for a total debt-to-equity ratio of 0.44 to 1 compared to total debt of $86.8 million and a total debt-to-equity ratio of 1.13 to 1 at August 31, 1997. Depending upon our future sales levels and relative sales mix of our products during fiscal 1999 and the addition of Seneca and Minot business, our working capital requirements and our debt levels are expected to materially increase during fiscal 1999. To help ensure we have adequate liquidity to fund these anticipated increased requirements, we have negotiated a $15 million increase in our revolving credit facility. This increase in our credit availability coupled with expected cash to be generated from product sales, should allow us to finance our operational needs as we continue to grow our brand name and integrate the Minot acquisition and the potential Seneca division acquisition. As of August 31, 1998, the principal amount outstanding under our revolving credit facility was $33.1 million, with an additional $41.9 million available under our credit facility with a syndicate of regional banks until December 2000. As described above, about $30 to $35 million of such availability will be used to fund the potential Seneca division purchase.

Quarterly Results

         During fiscal 1998 and 1997, we continued our heavy spending on media advertising and trade and consumer promotion to build the Northland brand. We plan to continue our aggressive marketing and promotional campaign to build a strong presence in the branded juice market and to further accelerate the growth of our Northland brand 100% juice blends. Our levels of promotional spending during future quarterly periods will vary based on then current market and competitive conditions and company-specific factors. These and other factors will likely cause our quarterly results to continue to fluctuate in fiscal 1999 and will likely cause comparisons with prior quarters to be unmeaningful.

         The following table contains unaudited selected historical quarterly information, which includes adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation:



                                                                      Fiscal Quarters Ended
                                                              (In thousands, except per share data)
                                                 Fiscal 1998                                         Fiscal 1997
                              --------------------------------------------------- --------------------------------------------------
                                Aug. 31,    May 31,      Feb. 28,      Nov. 30,     Aug. 31,      May 31,    Feb. 29,     Nov. 30,
                                 1998        1998         1998          1997         1997         1997         1997         1996
                              ----------- ------------ ------------ ------------- ------------ ------------ ------------ -----------
Revenues                      $  37,684   $  26,417    $  30,296    $  18,431     $  12,565    $  10,377    $  13,513    $  10,920
Income (loss) before
income taxes                      3,707         675          212          181        (1,662)         394        2,531        2,485
Net income (loss)             $   2,239   $     399    $     115    $     102     $  (1,021)   $     225    $   1,526    $   1,502

Net income (loss) per
share-diluted:
 Weighted average shares
outstanding                      18,041      14,311       14,288       14,358        14,350       14,282       14,402       14,196
 Net income (loss) per share  $   0.12    $   0.03     $   0.01     $   0.01      $  (0.07)    $   0.02     $   0.11     $   0.11
Cash dividends per share:
 Per Class A share                0.040       0.040        0.040        0.040         0.040        0.040        0.040        0.040
 Per Class B share                0.036       0.036        0.036        0.036         0.036        0.036        0.036        0.036

Special Note Regarding Forward-Looking Statements

         We make certain "forward-looking statements" in this Annual Report, such as statements about our future plans, goals and other events which have not yet occurred. We intend that these statements will qualify for the safe harbors from liability provided by the Private Securities Litigation Reform Act of 1995. You can generally identify these forward-looking statements because we use words such as we "believe," "anticipate," "expect" or similar words when we make them. Whether or not these forward-looking statements will be accurate in the future will depend on certain risks and factors including risks associated with (i) development, market share growth and continued consumer acceptance of our branded juice products; (ii) integration of the operations of Minot Food Packers, Inc., which we acquired in fiscal 1998; (iii) the consummation of the pending acquisition of the juice division of Seneca Foods Corporation; (iv) strategic actions of our competitors in pricing, marketing and advertising; and
(v) agricultural factors affecting our crop. You should consider these risks and factors and the impact they may have when you evaluate our forward-looking statements. We make these statements based only on our knowledge and expectations on the date of this Annual Report. We will not necessarily update these statements or other information in this Annual Report based an future events or circumstances. Please read this entire Annual Report to better understand our business and the risks associated with our operations.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

To Our Shareholders:

         The management of Northland Cranberries, Inc. is responsible for ensuring that the financial statements and other statistical and financial information in this report about the Company give a fair and accurate financial picture of the Company in all material respects. In preparing this material, we make judgments and estimates that conform with generally accepted accounting principles.

         The Company has internal accounting systems of control that are designed to provide reasonable assurances that our assets are safeguarded and that transactions are handled as authorized and are accurately recorded in our books, enabling us to prepare reliable financial statements. Although no cost-effective internal control system can preclude all errors or irregularities, we believe Northland's established program provides the reasonable assurance noted.

         An audit committee of Northland's directors, none of whom are Company employees, meets periodically with and reviews reports of Northland's independent public accountants, and recommends such action as it deems appropriate. The audit committee and our independent accountants have unrestricted access to each other, with or without the presence of operating management representatives.


                 /s/ John Swendrowski                  /s/ John Pazurek
                 John Swendrowski                      John Pazurek
                 Chairman of the Board                 Treasurer and
                 And Chief Executive Officer           Chief Financial Officer

Wisconsin Rapids, Wisconsin
October 15, 1998

INDEPENDENT AUDITORS' REPORT

To the Shareholders
and Board of Directors of Northland Cranberries, Inc.:

         We have audited the accompanying consolidated balance sheets of Northland Cranberries, Inc. and subsidiaries as of August 31, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended August 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Northland Cranberries, Inc. and subsidiaries as of August 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1998 in conformity with generally accepted accounting principles.




/s/ Deloitte & Touche LLP
Milwaukee, Wisconsin
October 15, 1998

CONSOLIDATED STATEMENTS OF EARNINGS
Years Ended August 31, 1998, 1997 and 1996




Consolidated Balance Sheets
August 31, 1998 and 1997


Assets                                                                          1998                  1997
----------------------------------------------------------------------- --------------------- ----------------------
Current assets:
     Cash and cash equivalents                                          $         633,426     $         230,668
     Accounts and notes receivable                                             22,422,072             6,995,595
     Investments                                                                       --             1,259,548
     Inventories                                                               43,810,813            26,454,087
     Prepaid expenses                                                           1,941,643             1,715,351
     Deferred income taxes                                                      2,489,628             3,035,486
----------------------------------------------------------------------- --------------------- ----------------------
                     Total current assets                                      71,297,582            39,690,735

Property and equipment, net                                                   152,199,477           138,273,041
Investments and other assets                                                    2,151,147             2,234,624
Goodwill, net                                                                  25,223,568               734,010
----------------------------------------------------------------------- --------------------- ----------------------
                     Total assets                                       $     250,871,774     $     180,932,410
----------------------------------------------------------------------- --------------------- ----------------------




Liabilities and Shareholders' Equity
----------------------------------------------------------------------- --------------------- ----------------------
Current liabilities:
     Accounts payable                                                   $       9,994,595     $       3,806,261
     Accrued liabilities                                                        7,924,250             4,091,661
     Current portion of long-term obligations                                   3,892,000             3,647,000
----------------------------------------------------------------------- --------------------- ----------------------
                     Total current liabilities                                 21,810,845            11,544,922

Long-term obligations                                                          64,275,826            83,130,707
Deferred income taxes                                                          10,915,378             9,445,856
Shareholders' equity:
     Preferred stock, $.01 par value, 5,000,000 shares
         authorized, none issued                                                       --                     --
     Common stock:
         Class A, $.01 par value, 19,085,484 and 13,219,370
             shares issued and outstanding, respectively                          190,730               132,074
         Class B, $.01 par value, 636,202 shares
             issued and outstanding                                                 6,362                 6,362
     Additional paid-in capital                                               144,477,226            67,888,801
     Retained earnings                                                          9,195,407             8,783,688
----------------------------------------------------------------------- --------------------- ----------------------
                                                                              153,869,725            76,810,925
----------------------------------------------------------------------- --------------------- ----------------------
                     Total liabilities and shareholders' equity         $     250,871,774     $     180,932,410
----------------------------------------------------------------------- --------------------- ----------------------


                 See notes to consolidated financial statements.


Consolidated Statements of Earnings
Years Ended August 31, 1998, 1997 and 1996

                                                              1998                   1997                   1996
----------------------------------------------------- ---------------------- ---------------------- ----------------------

Revenues                                              $      112,828,336     $       47,374,827     $       37,607,845
Cost of sales                                                 62,474,847             23,170,154             16,516,785
----------------------------------------------------- ---------------------- ---------------------- ----------------------
Gross profit                                                  50,353,489             24,204,673             21,091,060
Costs and expenses:
     Selling, general and administrative                      38,752,157             15,963,109              7,020,416
     Interest                                                  6,826,525              4,493,104              2,657,067
----------------------------------------------------- ---------------------- ---------------------- ----------------------
                   Total costs and expenses                   45,578,682             20,456,213              9,677,483
----------------------------------------------------- ---------------------- ---------------------- ----------------------
Income before income taxes                                     4,774,807              3,748,460             11,413,577
Income taxes                                                   1,920,000              1,516,000              4,509,000
----------------------------------------------------- ---------------------- ---------------------- ----------------------
Net income                                            $        2,854,807     $        2,232,460     $        6,904,577
----------------------------------------------------- ---------------------- ---------------------- ----------------------
Net income per share:
     Basic                                            $             0.19     $             0.16     $             0.52
     Diluted                                          $             0.19     $             0.16     $             0.50
Shares used in computing net income per share:
     Basic                                                    14,813,757             13,736,906             13,311,004
     Diluted                                                  15,266,162             14,308,845             13,927,820
----------------------------------------------------- ---------------------- ---------------------- ----------------------

                See notes to consolidated financial statements.


Consolidated Statements of Cash Flows
Years Ended August 31, 1998, 1997 and 1996


                                                                                 1998               1997                1996
-------------------------------------------------------------------------- ------------------ ------------------ -------------------
Operating activities:
    Net income                                                             $     2,854,807    $     2,232,460    $     6,904,577
    Adjustments to reconcile net income to net
       cash (used in) provided by operating activities:
          Depreciation and amortization                                          6,690,675          5,242,804          4,151,448
          Loss (gain) on disposal of property and
              equipment                                                             10,913             (5,059)           (25,236)
          Changes in assets and liabilities (net of effects of business acquisition):
              Receivables, prepaid expenses and
                 other current assets                                          (13,749,395)        (5,157,839)        (2,256,715)
              Inventories                                                      (12,328,714)       (14,039,660)        (4,715,542)
              Accounts payable and accrued liabilities                           4,001,637           (423,990)         4,031,250
              Deferred income taxes                                              1,416,000          1,516,000          1,289,000
-------------------------------------------------------------------------- ------------------ ------------------ -------------------
                 Net cash (used in) provided by
                    operating activities                                       (11,104,077)       (10,635,284)         9,378,782
-------------------------------------------------------------------------- ------------------ ------------------ -------------------
Investing activities:
    Property and equipment purchases                                            (7,945,506)        (8,812,293)       (14,480,765)
    Proceeds from disposals of property and equipment                              103,960            108,841            152,065
    Acquisition of business                                                    (35,203,177)                --                 --
    Acquisitions of cranberry operations                                                --         (6,765,513)        (7,279,818)
    Net decrease in investments                                                  1,259,548          1,259,548          1,259,548
    Other                                                                         (132,551)           (26,415)          (214,018)
-------------------------------------------------------------------------- ------------------ ------------------ -------------------
                 Net cash (used for) investing activities                      (41,917,726)       (14,235,832)       (20,562,988)
-------------------------------------------------------------------------- ------------------ ------------------ -------------------
Financing activities:
    Proceeds from long-term debt                                                 1,500,000         31,850,000         15,000,000
    Payments on long-term debt                                                 (20,109,881)        (5,610,388)        (6,053,365)
    Dividends paid                                                              (2,443,088)        (2,190,478)        (1,923,429)
    Net proceeds from common stock offering                                     74,481,730                 --          4,016,192
    Exercise of stock options                                                      169,118            987,650             76,400
    Other                                                                         (173,318)          (201,467)           (25,819)
-------------------------------------------------------------------------- ------------------ ------------------ -------------------
                 Net cash provided by financing activities                      53,424,561         24,835,317         11,089,979
-------------------------------------------------------------------------- ------------------ ------------------ -------------------
Net increase (decrease) in cash and cash equivalents                               402,758           (35,799)           (94,227)
Cash and cash equivalents, beginning of year                                       230,668            266,467            360,694
-------------------------------------------------------------------------- ------------------ ------------------ -------------------
Cash and cash equivalents, end of year                                     $       633,426    $       230,668    $       266,467
-------------------------------------------------------------------------- ------------------ ------------------ -------------------
Supplemental disclosure of cash flow  information
      Cash paid during the year for:
                    Interest (net of interest capitalized)                 $     6,862,888    $     4,499,870    $     2,716,788
                    Income taxes (refund), net                                    (858,466)           525,076          2,768,000
Supplemental  disclosures  of noncash  investing
  and financing  activities  (See  Notes 3 and 5.)
-------------------------------------------------------------------------- ------------------ ------------------ -------------------

                See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended August 31, 1998, 1997 and 1996



                                                                  Common Stock
                                                        ----------------------------------     Additional
                                                                                                Paid-in           Retained
                                                            Class A          Class B            Capital           Earnings
------------------------------------------------------- ---------------- ----------------- ------------------ ------------------
Balances, August 31, 1995                               $        60,106  $         3,181   $    55,288,726    $     3,760,558
     Net proceeds from common stock
         offering (300,000 shares)                                3,000               --         4,013,192                 --
     Common stock issued for acquisition of
         cranberry marsh (16,807 shares)                            168               --           399,832                 --
     Common stock issued for cranberries
         purchased (29,443 shares)                                  294               --           417,796                 --
     Stock options exercised                                        103               --            76,297                 --
     Tax benefit from exercise of stock options                      --               --            54,380                 --
     Effect of two-for-one stock split                           63,672            3,181           (66,853)                --
     Cash dividends paid:
         $.145 per Class A share                                     --               --                --         (1,839,610)
         $.13175 per Class B share                                   --               --                --            (83,819)
     Net income                                                      --               --                --          6,904,577
------------------------------------------------------- ---------------- ----------------- ------------------ ------------------
Balances, August 31, 1996                                       127,343            6,362        60,183,370          8,741,706


     Common stock issued for acquisition of
         cranberry marshes (269,014 shares)                       2,690               --         5,166,930                 --
     Stock options exercised                                      2,041               --         1,544,984                 --
     Tax benefit from exercise of stock options                      --               --           993,517                 --
     Cash dividends paid:
         $.16 per Class A share                                      --               --                --         (2,097,949)
         $.14544 per Class B share                                   --               --                --            (92,529)
     Net income                                                      --               --                --          2,232,460
------------------------------------------------------- ---------------- ----------------- ------------------ ------------------
Balances, August 31, 1997                                       132,074            6,362        67,888,801          8,783,688
     Net proceeds from common stock
         offering (5,715,000 shares)                             57,150               --        74,424,580                 --
     Common stock issued for acquisition of
         business (136,986 shares)                                1,370               --         1,994,863                 --
     Stock options exercised                                        136               --           144,899                 --
     Tax benefit from exercise of stock options                      --               --            24,083                 --
     Cash dividends paid:
         $.l6 per Class A share                                      --               --                --         (2,350,559)
         $.14544 per Class B share                                   --               --                --            (92,529)
     Net income                                                      --               --                --          2,854,807
------------------------------------------------------- ---------------- ----------------- ------------------ ------------------
Balances, August 31, 1998                               $       190,730  $         6,362   $   144,477,226    $     9,195,407
------------------------------------------------------- ---------------- ----------------- ------------------ ------------------

                See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended August 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------
1.       Nature of Business and Summary of Significant Accounting Policies

         Nature of Operations -- The business of Northland Cranberries, Inc. (the "Company") consists principally of growing and selling cranberries and cranberry products. In fiscal 1996, the Company sold substantially all of its crop harvested for processing to two independent fruit juice and sauce processors for their packaging and resale as private label cranberry juice and sauce, pursuant to contracts which expired on March 31, 1996. In 1993 the Company first implemented its "marsh to market" vertical integration business strategy when it began selling its own Northland brand fresh cranberries. In fiscal 1996 the Company continued to further this business strategy with the introduction of its own Northland brand 100% juice cranberry blends. The Company's vertical integration business strategy includes marketing and selling frozen fruit, cranberry concentrate and processed branded and private label cranberry products. The Company primarily sells its products throughout the United States, although it also sells fresh fruit and cranberry concentrate in Europe.

         Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

         Cash Equivalents -- Cash equivalents include amounts due from banks and highly liquid debt instruments purchased with maturities of three months or less.

         Inventories -- Inventories, which primarily consist of cranberries, juice, concentrates, packaging supplies, fertilizer and chemical products and deferred crop costs, are stated at the lower of cost or market using the first-in, first-out (FIFO) method. Deferred crop costs consist of those costs related to the growing of the crop which will be harvested in the following fiscal year.

         Property and Equipment -- Property and equipment are stated at cost, less depreciation and amortization using the straight-line method over the estimated useful lives. The costs related to the development of new productive cranberry beds are capitalized during the development period until commercial production is achieved (generally the fifth growing season after planting). Amounts included in construction in progress include construction costs of beds, dikes and ditches, irrigation systems and costs associated with vine clippings planted. In addition, during the development period, certain direct and indirect operating costs are capitalized in construction in progress. The company depreciates buildings, land improvements, cranberry vines, bulkheads and irrigation equipment over 30-40 years, and other depreciable assets over 5-10 years.

         Goodwill -- Goodwill is amortized using the straight-line method over 40 years. Accumulated amortization was approximately $338,000 and $221,000 at August 31, 1998 and 1997, respectively. The Company assesses the carrying value of goodwill at each balance sheet date. Consistent with Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," such assessments include, as appropriate, a comparison of the estimated future nondiscounted cash flows anticipated to be generated during the remaining amortization period of the goodwill to the net carrying value of goodwill. The Company recognizes diminution in value of goodwill, if any, on a current basis.

         Income Taxes -- The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes.

         Fair Value of Financial Instruments -- The Company believes the carrying amount of its financial instruments (cash and cash equivalents, accounts receivable, accounts payable, and notes payable) is a reasonable estimate of the fair value of these instruments.

         Revenue Recognition -- The Company recognizes revenue when product is shipped.

         Net Income Per Share -- Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per share is computed by dividing net income by the weighted average number of common shares outstanding increased by the number of dilutive potential common shares based on the treasury stock method. During fiscal 1998, the Company adopted SFAS No. 128, "Earnings Per Share," and accordingly all net income per share amounts for all periods presented have been restated.

         Accounting Standards To Be Adopted -- In 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." These statements are required to be adopted in fiscal 1999. In 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," and SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." These statements are required to be adopted in fiscal 1999 and 2000, respectively. The Company is currently in the process of evaluating the accounting and disclosure effects of these Statements.

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

2.       Stock Split

         On June 26, 1996, the Company's Board of Directors authorized a two-for-one stock split in the form of a 100% stock dividend distributed on September 3, 1996 to shareholders of record on August 15, 1996. Shareholders' equity has been adjusted by reclassifying from additional paid-in capital to common stock the par value of the additional shares arising from the split. In addition, all references in the financial statements to number of shares, per share amounts, stock option data and market prices of the Company's stock have been restated.

3.       Acquisitions

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

         On July 1, 1998, the Company completed its acquisition of Minot Food Packers, Inc. ("Minot") for $35.4 million in cash and $2.0 million in Class A Common Stock. Minot, located in Bridgeton, New Jersey, produces, markets, sells and distributes a wide variety of private label cranberry products.

         The acquisitions were recorded using the purchase method of accounting and, accordingly, the results of operations of the acquired businesses are included in the statements of earnings from the date of acquisition. The purchase price of Minot has been allocated to the assets acquired and liabilities assumed based upon preliminary estimates of fair values. The Company does not believe that the final purchase price allocation will differ significantly from the preliminary purchase price allocation. The pro forma effects of the fiscal 1996 and 1997 acquisitions were not significant. The unaudited pro forma results of operations, assuming the Minot acquisition had been consummated as of September 1, 1996, are as follows:

                                                1998               1997
                                        -------------------- -----------------

    Net sales                           $   147,312,310      $   89,026,866
    Net income                                3,776,674           3,340,333
    Net income per share - basic        $          0.22      $         0.20
    Net income per share - diluted                 0.21                0.19
                                        -------------------- -----------------


         The unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the acquisition actually been made at the beginning of fiscal 1997.

4.       Inventories

         Inventories at August 31, 1998 and 1997 were as follows:

                                               1998                 1997
                                        ------------------- -------------------


    Raw materials                       $    18,554,557     $    6,274,305
    Finished goods                           13,208,150          9,001,810
    Deferred crop costs                      12,048,106         11,177,972
                                        ------------------- -------------------
                                        $    43,810,813     $   26,454,087
                                        =================== ===================

5.       Property And Equipment

         Property and equipment at August 31, 1998 and 1997 were as follows:

                                               1998                1997
                                        ------------------- ------------------

    Land                                $     7,972,373     $    7,548,486
    Land improvements                        17,521,757         14,709,554
    Cranberry vines, bulkheads
      and irrigation equipment               80,242,337         72,153,272
    Buildings and improvements               26,035,047         17,627,758
    Equipment and vehicles                   41,098,270         33,428,680
    Construction in progress                  9,124,637         16,397,639
                                        ------------------- ------------------

                                            181,994,421        161,865,389

    Less accumulated depreciation
      and amortization                       29,794,944        23,592,348
                                        ------------------- ------------------
                                        $   152,199,477     $ 138,273,041
                                        =================== ==================

         The Company capitalized $736,106, $1,398,092 and $1,531,405 of interest for the years ended August 31, 1998, 1997, 1996, respectively.

6.       Investments And Other Assets

         Investments and other assets at August 31, 1998 and 1997 were as follows:

                                                  1998              1997
                                        -------------------- -------------------

    Leasehold interests, net            $       881,512      $    1,039,395
    Other                                     1,269,635           1,195,229
                                        -------------------- -------------------
                                        $     2,151,147      $    2,234,624
                                        ==================== ===================

7.       Accrued Liabilities
         Accrued liabilities at August 31, 1998 and 1997 were as follows:

                                                 1998               1997
                                        ------------------- -----------------


    Compensation and other              $     1,196,427     $   1,038,134
      employee benefits
    Property taxes                              545,876          469,832
    Interest                                    295,465          331,828
    Commissions                                 967,643          320,733
    Income taxes                                617,532          181,976
    Other                                     4,301,307        1,749,158
                                        ------------------- -----------------
                                        $     7,924,250     $  4,091,661
                                        =================== =================

8. Notes Payable And Long-Term Obligations Long-term debt at August 31, 1998 and 1997 was as follows:

                                             1998                1997
                                        -------------------- ------------------

     Credit agreement with a bank:
       Revolving credit facility        $     33,100,000     $  41,500,000
       Acquisition credit facility                    --         7,950,000
       Secured term credit facility(1)         1,840,000         2,760,000
       Secured term credit facility(2)         2,856,000         3,428,000
       Secured term credit facility(3)         7,350,000         8,400,000
     Term loan payable to insurance
       company with interest at 8.69%         12,958,962        13,641,173
     Term loan payable to insurance
       company with interest at 7.86%          8,675,364         9,098,534
     Term loan with a bank                     1,387,500                --
                                        -------------------- ------------------

                                              68,167,826        86,777,707
     Less current portion                      3,892,000         3,647,000
                                        -------------------- ------------------
                                        $     64,275,826     $  83,130,707
                                        ==================== ==================

         On August 31, 1994, the Company entered into a credit agreement with a bank, which was subsequently amended on June 7, 1995, November 4, 1996 and October 3, 1997 and provides for a secured revolving credit facility of $75,000,000 and three secured term credit facilities. The revolving credit facility terminates on December 31, 2000. However, the Company may request annual extensions. If the Company does not extend the termination date of the revolving credit facility, all amounts outstanding under the term loans become payable on the revolving credit facility termination date. Interest on amounts outstanding under the revolving credit facility is payable at the bank's domestic rate, the bank's offered rate, or an adjusted LIBOR rate plus an applicable rate margin at the option of the Company.

         Interest on amounts outstanding under the secured term credit facilities and secured acquisition credit facility is payable at the bank's domestic rate, the bank's offered rate, or an adjusted LIBOR plus an applicable rate margin, at the option of the Company. The first secured term credit facility is payable in semiannual installments of $460,000 plus interest (at LIBOR plus 2.5%, 8.152% at August 31, 1998) and matures in May 2000. The second secured term credit facility is payable in semiannual installments of $286,000 plus interest (at LIBOR plus 2.50%, 8.152% at August 31, 1998) with a final payment of $1,998,000 at maturity in May 2000. The third secured term credit facility is payable in semiannual installments of $525,000 plus interest (at LIBOR plus 2.5%, 8.152% at August 31, 1998) with a final payment of $5,250,000 at maturity in June 2000. The Company must pay a commitment fee of .125% per annum on the average daily unused amount of the revolving credit facility and the acquisition credit facility. The amount of unused available borrowings under the amended credit facilities was $41,900,000 at August 31, 1998.

         The 8.69% term loan with an insurance company is payable in semiannual installments, including interest, through July 1, 2004. The interest rate will be adjusted again in fiscal year 1999, as determined by the insurance company, but the adjusted rate will not exceed 2.25% over the then five-year treasury bond yield.

         The 7.86% term loan with an insurance company is payable in semiannual installments, including interest, through August 1, 2008. The interest rate will be adjusted in fiscal year 2003, as determined by the insurance company, but the adjusted rate will not exceed 2.25% over the then five-year treasury bond yield.

         Substantially all assets of the Company are pledged as collateral for its borrowings. The Company's loan agreements require, among other things, that the Company maintain a certain level of shareholders' equity ($78,000,000 at August 31, 1998), debt-to-equity ratio and "fixed charge coverage ratio", as defined. In addition, the agreements place restrictions on the repurchase of stock and do not allow total cash dividend payments or other distributions, as defined, in any fiscal year to exceed 50% of the Company's net income for such fiscal year.

         The aggregate scheduled future maturities of long-term obligations for the next five fiscal years ending August 31 are as follows:


                 1999                                  $ 3,892,000
                 2000                                   10,956,000
                 2001                                   34,664,000
                 2002                                    1,685,000
                 2003                                    1,816,000
                 Thereafter                             15,154,826
                                          ----------------------------
                                                       $68,167,826
                                          ============================


9.       Shareholders' Equity

         The Company is authorized to issue 5,000,000 shares of preferred stock with a par value of $.01.

         The authorized common stock of the company consists of 60,000,000 shares of Class A Common Stock and 4,000,000 shares of Class B Common Stock. Outstanding Class B shares are convertible into Class A shares on a one-for-one basis at anytime. The shares of Class A Common Stock are entitled to one vote per share and the shares of Class B Common Stock are entitled to three votes per share. Holders of Class A Common Stock are entitled to receive cash dividends equal to at least 110% of any cash dividends paid on the shares of Class B Common Stock. However, cash dividends may be paid on Class A Common Stock without a concurrent cash dividend being paid on the Class B Common Stock. If at any time the outstanding shares of Class B Common Stock fall below 2% of the outstanding shares of Class A Common Stock, they will be automatically converted into Class A Common Stock.

         In August 1995, the Company issued 2,000,000 shares of Class A Common Stock through a public offering resulting in net proceeds of approximately $26,401,000. The Company issued an additional 300,000 shares of Class A Common Stock in September 1995 pursuant to the underwriters exercise of their over-allotment option granted in connection with the August public stock offering, resulting in net proceeds of approximately $4,016,000.

         On July 22, 1996, the Company filed a Form S-4 Registration Statement ("shelf registration") with the Securities and Exchange Commission. The Registration Statement covers up to 1,000,000 shares of Class A Common Stock of the Company which may be issued from time to time in connection with acquisitions by the Company of businesses or properties, or interests therein.

         In June and July 1998, the Company issued 5,715,000 shares of Class A Common Stock through a public offering resulting in the net proceeds of approximately $74,482,000.

         At August 31, 1998, 2,809,092 shares of Class A Common Stock were reserved for issuance under the Company's stock option plans, conversion of Class B Common Stock to Class A Common Stock and the shelf registration.

10.      Stock Options

         In 1987, the Company adopted the 1987 Stock Option Plan (the "1987 Plan"), which provided for the issuance of 275,000 shares of Class A Common Stock options to certain executive officers and key employees. Stock options granted under the 1987 Plan are exercisable at a price equal to market value on the date of grant for a period determined by the Board of Directors, not to exceed 10 years.

         In fiscal 1990, the Company adopted the 1989 Stock Option Plan (the "1989 Plan"), which provides for the issuance of 600,000 shares of Class A Common Stock options to key employees and non-employee directors of the Company. Stock options granted under the 1989 Plan are exercisable at a price established by the Board of Directors which shall not be less than 85% of the market value on the date of grant for a period determined by the Board of Directors, not to exceed 10 years.

         During 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan"), which provides for the issuance of 800,000 shares of Class A Common Stock to key employees and non-employee directors of the Company. Stock options granted under the 1995 Plan are exercisable at a price established by the Compensation and Stock Option Committee, which shall not be less than 100% of the fair market value on the date of grant for a period determined by the Compensation and Stock Option Committee, not to exceed 10 years.

         The status of the stock option plans was as follows:




                                                                                                                        Weighted
                                                                                                                        Average
                                                                   Price                         Number                 Exercise
                                                                   Range                       of Shares                 Price
                                                     ---------------------------------- --------------------------- ----------------
Outstanding at September 1,1995                           $2.63       --    $ 9.38              824,052                 $ 5.22
    Granted                                               10.88       --     17.75              273,662                  10.95
    Exercised                                              2.63       --      8.75              (20,560)                  3.72
    Cancelled                                              3.88       --      8.75               (8,000)                  6.96
                                                     ------------- ------ ------------- --------------------------- ----------------
Outstanding at August 31, 1996                             2.63       --     17.75            1,069,154                   6.70
    Granted                                               12.94       --     18.50               61,500                  17.48
    Exercised                                              3.75       --     10.88             (204,070)                  4.84
    Cancelled                                              7.25       --     18.50              (10,800)                 12.56
                                                     ------------- ------ ------------- --------------------------- ----------------
Outstanding at August 31, 1997                             2.63       --     18.50              915,784                   7.77
    Granted                                                9.75       --     19.75              187,000                  17.98
    Exercised                                              2.63       --      8.75              (13,628)                  4.34
    Cancelled                                              7.25       --     19.75               (5,500)                 16.18
                                                     ------------- ------ ------------- --------------------------- ----------------
Outstanding at August 31, 1998                            $2.63       --    $19.75            1,083,656                 $ 9.57
                                                     ============= ====== ============= =========================== ================
Shares exercisable at August 31, 1998                     $2.63       --    $19.75              949,636                 $ 8.49
                                                     ============= ====== ============= =========================== ================
                                                                                                308,248
Available for grant after August 31, 1998                                               ===========================


         The  following  table  summarizes   information   about  stock  options
outstanding at August 31, 1998:

                                                       Options Outstanding                  Options Exercisable
                                              -------------------------------------- -----------------------------------
                                                   Weighted
                                Shares              Average            Weighted            Shares           Weighted
                            Outstanding at         Remaining           Average         Exercisable at       Average
        Range of           August 31, 1998        Contractual          Exercise       August 31, 1998       Exercise
    Exercise Prices                              Life - Years           Price                                Price
------------------------- ------------------- -------------------- ----------------- ------------------- ---------------
  $2.63 -       $ 6.00            387,150             2.3              $ 4.08               387,150          $ 4.08
   6.01 -        10.00            194,844             5.5                8.13               176,124            8.12
  10.01 -        19.75            501,662             7.8               14.36               386,362           13.08
-------------- ---------- ------------------- -------------------- ----------------- ------------------- ---------------
  $2.63 -       $19.75          1,083,656             5.4              $ 9.57               949,636          $ 8.49
============== ========== =================== ==================== ================= =================== ===============

         In fiscal 1997, the Company adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation". The Company has elected to continue to follow the provisions of Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" and its related interpretations; accordingly, no compensation cost has been reflected in the financial statements for its stock option plans. Had compensation cost for the Company's stock option plans been determined on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                1998                    1997
                                          -------------------- -----------------
       Net Income:
           As reported                        $2,855,000            $2,232,000
           Pro forma                          $2,343,000            $2,124,000
       Net Income per share - diluted:
           As reported                         $   0.19             $   0.16
           Pro forma                           $   0.16             $   0.15

         For the purpose of these disclosures, the fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected volatility of 20.4%; risk-free interest rate of 5.5%; 1.641% dividend rate during the expected term; and an expected life of 9 years.

11.      Income Taxes

The provision for income taxes is as follows:

                           August 31,          August 31,      August 31,
                              1998                1997            1996
                       ---------------------------------------------------------
Currently payable:
    Federal                  $ 452,000     $            --       $2,997,000
    State                       52,000                  --          223,000
                       ---------------------------------------------------------
                               504,000                  --        3,220,000
                       ---------------------------------------------------------
Deferred:
    Federal                  1,081,000           1,274,000           944,00
    State                      335,000             242,000          345,000
                       ---------------------------------------------------------
                             1,416,000           1,516,000        1,289,000
                       ---------------------------------------------------------
                            $1,920,000          $1,516,000       $4,509,000
                       =========================================================

         The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of August 31, 1998 and 1997 consist of the following:

                                                   1998             1997
                                           ------------------- ----------------
    Deferred tax assets:
        Tax loss carryforwards             $         893,000   $     2,979,000
        AMT tax credits and other
          carryforwards                            6,206,000         3,552,000
        Other                                        396,000                --
                                           ------------------- ----------------
                                                   7,495,000         6,531,000
                                           ------------------- ----------------

    Deferred tax liabilities:
        Cranberry sales                               13,000           299,000
        Depreciation and amortization             15,908,000        12,642,000
                                           ------------------- ----------------
                                                  15,921,000        12,941,000
                                           ------------------- ----------------
    Net deferred tax liability             $       8,426,000   $     6,410,000
                                           =================== ================

         At August 31, 1998, the Company has net operating loss carryforwards for Federal income tax purposes of approximately $2,277,000 which expire at various dates through 2013.

         A reconciliation of the Federal statutory income tax rate to the effective income tax rate is as follows:

                                  August 31, 1998     August 31, 1997      August 31, 1996
                              -----------------------------------------------------------------
Statutory tax rate                      34.0%              34.0%                34.0%
State income taxes, net
 of Federal tax benefit                  5.2                5.2                  5.2
Other, net                               1.0                1.2                  0.3
                              -----------------------------------------------------------------
Effective tax rate                      40.2%              40.4%                39.5%
                              =================================================================

12.      Related Party

         In November 1997, the Company purchased a 40,000 square foot office building for $1,150,000 from a company whose majority owner is also the Company's Chairman of the Board and Chief Executive Officer.

13.      Lease Commitments

         On April 10, 1990, the Company acquired leasehold interests in two cranberry marshes in Nantucket, Massachusetts. On March 31, 1994, the Company entered into an agreement which extended the original lease term through November 30, 2003. The unamortized cost of the leasehold interests are being amortized over the extended lease term on a straight-line basis. Accumulated amortization of the leasehold interests at August 31, 1998 and 1997 was approximately $1,326,000 and $1,168,000, respectively. Rental payments are based on 20 percent of gross cash receipts from agricultural production, subject to certain minimums which are dependent upon the statewide average crop yield. Rent expense for the years ended August 31, 1998, 1997 and 1996 was approximately $268,000, $263,000 and $261,000, respectively.

         On September 5, 1991 the Company entered into a net lease with Equitable Life Assurance Society of the United States ("Equitable") for Cranberry Hills cranberry marsh, which Equitable purchased on May 3, 1991 from Cranberry Hills Partnership ("Cranberry Hills"), a partnership controlled by the Company's CEO and two former directors. The lease, which expires December 31, 2000, provides for rent payments of $285,000 in year one and increasing to $381,000 in year nine with a final payment of $215,000 on June 1, 2000. The lease grants the Company a right of first refusal to purchase the leased premises or to renew the lease on terms Equitable is prepared to accept from a bona fide third party. The purchase agreement also provides for payments to Cranberry Hills of 25% of the premises income, if any, during the term lease with Equitable. The amount expensed in fiscal 1998, 1997 and 1996 was approximately $0, $86,000 and $64,000, respectively.

         The future minimum annual payments on noncancelable operating lease agreements for the next two fiscal years ending August 31 are as follows:

                     1999                        $371,000
                     2000                         401,000
                                       ---------------------------
                                                 $772,000
                                       ===========================

         The above table does not include any amounts for potential minimum payments under the Nantucket leasehold interest described above, because such amounts, if any, are not presently determinable.

14.      Supply Contracts

         The Company has entered into multiple-year crop purchase contracts with 27 independent cranberry growers pursuant to which the Company has contracted to purchase all of the cranberry crop produced on 1,557 planted acres owned by these growers.

15.      401(k) Retirement Plans

         Effective January 1, 1996, the Company established a 401(k) savings plan that covers substantially all full-time employees. The Company contributes amounts based on employee contributions under this plan. The Company contributed approximately $182,000, $127,000 and $63,000, to this plan in fiscal 1998, 1997 and 1996, respectively.

         The Company also has a 401(k) profit sharing plan that covers substantially all nonunion employees of Minot. In accordance with plan provisions, the Company may make discretionary contributions. No amounts were contributed to the plan in fiscal 1998.

16.      Significant Customers

         As discussed in Note 1, the Company had supply agreements to sell the majority of its products to two independent fruit juice and sauce processors. After delivery of the 1995 crop, these agreements expired.

         In fiscal 1997, the Company had sales to one customer of approximately $5,797,000, or 12%, of net sales. In fiscal year 1998, the Company did not have sales to any one customer exceeding 10% of net sales.

17.      Subsequent Event

         In August 1998, the Company entered into a letter of intent agreement to purchase the juice division of Seneca Foods Corporation. The purchase will include bottling and packaging facilities located in New York, North Carolina and Wisconsin; warehousing in Michigan; and a grape receiving station in New York. The final purchase price is expected to be between $30 and $35 million. Total revenues of the business to be acquired for the fiscal year ended March 31, 1998 were approximately $105 million.