Form 10-K, Exhibit 13
period 1999-08-31
NORTHLAND CRANBERRIES INC /WI/
filed 1999-11-24
CIK 818010

Selected Financial Data

                                                                       (In thousands, except per share data)
                                           ----------------------------------------------------------------------------------------
                                                                                                         Five Months    Year Ended
                                                                  Year Ended August 31                      Ended       March 31(1)
                                                                                                          August 31,
Statement of Operations Data:                    1999           1998           1997          1996          1995(1)         1995
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                   $   236,841    $   112,828    $    47,375   $    37,608     $       891    $    21,784
Cost of sales                                  152,481         62,475         23,171        16,517           1,401         13,057
-----------------------------------------------------------------------------------------------------------------------------------

Gross profit (loss)                             84,360         50,353         24,204        21,091            (510)         8,727
Costs and expenses:
     Selling, general and administrative        66,597         38,752         15,963         7,020           1,908          2,440
     Interest                                    8,565          6,826          4,493         2,657           1,919          3,654
-----------------------------------------------------------------------------------------------------------------------------------

Total costs and expenses                        75,162         45,578         20,456         9,677           3,827          6,094
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                9,198          4,775          3,748        11,414          (4,337)         2,633
Income taxes                                     3,618          1,920          1,516         4,509          (1,689)         1,051
Change in accounting method                         --             --             --            --           1,249             --
-----------------------------------------------------------------------------------------------------------------------------------

     Net income (loss)                     $     5,580    $     2,855    $     2,232   $     6,905     $    (1,399)   $     1,582
-----------------------------------------------------------------------------------------------------------------------------------
Weighted average shares
     outstanding(2) - diluted                   20,207         15,266         14,309        13,928           9,394          8,891

Per share data:(2)
     Net income (loss) - diluted           $     0.28     $     0.19     $     0.16    $     0.50      $    (0.15)    $     0.18
     Cash dividends:(2)
         Class A common                    $     0.16     $     0.16     $     0.16    $     0.145     $     0.06     $     0.14
         Class B common                    $     0.145    $     0.145    $     0.145   $     0.132     $     0.055    $     0.127
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                                                                        August 31                                      March 31(1)
                                           ----------------------------------------------------------------------------------------
Balance Sheet Data:                             1999           1998          1997          1996            1995            1995
-----------------------------------------------------------------------------------------------------------------------------------
Current assets                             $   141,484    $    71,298    $    39,691   $    18,617     $    11,740    $     6,746
Current liabilities                             30,916         21,811         11,545        12,067          10,583         10,169
Total assets                                   354,921        250,872        180,932       145,485         121,745        107,745
Long-term debt                                 147,797         64,276         83,131        56,978          45,538         55,793
Shareholders' equity                           160,553        153,870         76,811        69,059          59,113         34,627
-----------------------------------------------------------------------------------------------------------------------------------

(1)  We changed our fiscal year end from March 31 to August 31,  beginning  after a five-month  interim  transitional  period ending on August 31, 1995.

(2)  All share and per share data has been adjusted for our September 3, 1996 two-for-one stock split.

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Results of Operations and Financial Condition
-------------------------------------------------------------------------------

Results of Operations

General

         We started our vertical integration strategy in 1993 by selling our Northland brand fresh cranberries to supermarkets. In fiscal 1996, we started manufacturing our own Northland brand 100% juice cranberry blends and introduced them into distribution in selected Midwestern markets. By the end of fiscal 1997, we had achieved national supermarket distribution for our 100% juice cranberry blends product line. We entered into the private label cranberry and fruit juice market in fiscal 1998 when we acquired Minot Food Packers, Inc., a producer, marketer and distributor of private label cranberry products, including cranberry sauce, as well as a wide variety of non-cranberry private label products. In fiscal 1999, we acquired the juice division of Seneca Foods Corporation, including the right to produce and sell Seneca brand products, Seneca's TreeSweet and Awake brand names, as well as additional processing, distribution and receiving facilities. The Seneca acquisition gave us a presence in the shelf-stable apple and grape juice segments and the retail frozen juice concentrate category, and also improved our bottling and distribution network, furthering our ability to perform co-packing operations for other bottled beverage producers. Our vertical integration strategy, combined with the Minot and Seneca acquisitions, changed us from being strictly a cranberry grower who basically sold all of our harvested raw cranberries once every year, into a grower, processor and marketer of a broad variety of cranberry juice products, other cranberry products and non-cranberry juices and drinks.

         Sales of our Northland 100% juice cranberry blends continued to increase in fiscal 1999. We think this was mostly the result of our marketing and promotional campaign and our increased shelf presence in more supermarkets nationwide. By the end of fiscal 1999, our Northland 100% juice cranberry blends were on the shelves of approximately 90% of supermarkets nationwide. The majority of our revenues during fiscal 1999 were generated from sales of our branded products, particularly sales of products we acquired through the Seneca acquisition, as well as expanded private label sales and co-packing revenue as a result of a full year of operation of our Minot business.

         As is customary in our industry, we have spent and expect to continue to spend substantial amounts on marketing and promotion in order to make our products available in more supermarkets, increase our market share and build brand name recognition for our Northland brand 100% juice cranberry blends and Seneca brand products. In fiscal 1999 and 1998, these expenses totaled approximately $46.3 million and $26.7 million, respectively. We expect to spend more in fiscal 2000 on marketing and promotion than in fiscal 1999. We believe in taking a long-term aggressive approach to building brand name equity for our Northland and Seneca brand products. This means that we may decide to spend even more money this coming year than currently anticipated to build our brand name awareness and add qualified personnel to grow our company if we believe such increased spending levels will ultimately benefit our product sales and profitability. These increased levels of spending will likely adversely affect, and may result in substantial volatility for, our quarterly earnings. For these reasons, the predictability of our quarterly earnings in fiscal 2000 will be
difficult,   and

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Results of Operations and Financial Condition
-------------------------------------------------------------------------------

comparisons with prior comparative quarters, may not be meaningful. See "Quarterly Results."

Year 2000

         With the exception of our accounting and distribution/order tracking functions, our operations are not heavily dependent on internal computer software or embedded systems. Our internal accounting and distribution hardware and software system was replaced in fiscal 1997 at a cost of approximately $350,000. That system has been fully tested at all of our facilities, including our Minot and Seneca facilities, and we believe it to be Year 2000 compliant in all material respects. In total, including testing and implementation of our system at the Minot and Seneca facilities, we spent approximately $250,000 on ensuring Year 2000 compliance.

         We do not rely heavily on third party vendors whose potential Year 2000 noncompliance would have a material adverse effect on our results of operations. As a result, we are not conducting compliance audits of third party vendors for Year 2000 readiness. While we currently use co-packers to perform some of our bottling operations, we believe the potential failure of our co-packers to be Year 2000 compliant would not be material to our operations because we perform the majority of those operations at our own facilities and because of availability of other vendors who can perform similar functions. We also rely on third party vendors to supply us with bottles, caps and cartons. Failure of these vendors to be Year 2000 compliant could result in temporary decreases in inventory until new vendors are located. However, we do not believe this would have a material adverse effect on our results of operations.

Market Risk

         We do not enter into any material futures, forwards, swaps, options or other derivative financial instruments for trading or other purposes. Our primary exposure to market risk is related to changes in interest rates and the effects those changes may have on our earnings as a result of our long-term financing arrangements. We manage our exposure to this market risk by monitoring interest rates and possible alternative means of financing. Our earnings are affected by changes in short-term interest rates under our revolving credit agreement, pursuant to which our borrowings bear interest at a variable rate. Based upon our debt outstanding under our revolving credit agreement as of August 31, 1999, an increase of 1.0% in market interest rates would increase interest expense and decrease earnings before income taxes by approximately $1.3 million. This analysis does not take into account any actions we might take in an effort to mitigate our exposure in the event interest rates were to change materially. See Note 6 of Notes to Consolidated Financial Statements. The fair market value of long-term fixed interest rate debt may also be subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. Based upon the respective rates and prepayment provisions of our fixed interest rate debt, which approximated $22.9 million at August 31, 1999, the carrying amounts of such debt approximates their fair value.

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Results of Operations and Financial Condition
-------------------------------------------------------------------------------

Fiscal 1999 Compared to Fiscal 1998

         Revenues. Our total revenues for fiscal 1999 increased 110% to $236.8 million from $112.8 million during fiscal 1998. Our increased fiscal 1999 revenues were primarily due to sales of additional branded products acquired through our Seneca acquisition and a full year of sales of private label products acquired through our Minot acquisition, as well as increased co-packing revenue, increased sales of our Northland brand 100% juice products, and initial sales of our products through the foodservice distribution channels. Industry data for the 12-week period ended September 12, 1999 indicated that our Northland juice products were available in approximately 93% of the nation's 30,000 supermarkets and held a 12.8% national market share of supermarket bottled shelf-stable cranberry beverage dollar sales, up from 11.9% for the 12-week period ended September 13, 1998. In response to trade promotion and marketing support, our market share reached as high as 14.4% for the 12-week period ended July 18, 1999. We believe our increased branded juice sales and increased market share over the last year were primarily due to our aggressive branded product marketing campaign. During fiscal 1999, sales of concentrate and bulk frozen fruit decreased primarily due to our increased use of raw cranberries to support the production of our branded and non-branded juice products as well as continued intense price competition resulting from the recent industry-wide record cranberry harvests. We expect this shift in use of raw cranberries toward production of our branded and non-branded products, as well as the intense price competition in the concentrate and frozen fruit markets, to continue in fiscal 2000.

         Cost of Sales. Our cost of sales for fiscal 1999 was $152.5 million compared to $62.5 million in fiscal 1998, with gross margins of 35.6% and 44.6%, respectively. The decrease in our gross margin for fiscal 1999 was primarily due to increased private label and co-packing product mix during fiscal 1999. Our 1998 revenues were more heavily weighted toward higher margin sales of our branded products.

         Selling, General and Administrative. Our selling, general and administrative expenses were $66.6 million, or 28.1% of total revenues for fiscal 1998, compared to $38.8 million, or 34.3% of total revenues, during the prior fiscal year. The increase in our selling, general and administrative expenses was primarily attributable to our ongoing aggressive marketing campaign to support the development and growth of our Northland brand 100% juice products and our Seneca brand products. It also included expenses associated with our launch of a new Seneca line that includes four additional flavors and new packaging. Additionally, we incurred expenses in fiscal 1999 associated with the integration of the systems and operations of Minot and Seneca into our own, as well as increased expenses associated with the addition of personnel and organizational changes necessary to manage our larger and more diversified operations resulting from those acquisitions. Fiscal 1999 advertising, promotion and slotting expenses in support of our branded products totaled $46.3 million. We plan to continue to aggressively market our branded juice products in fiscal 2000. We also expect our selling, general and administrative expenses to increase in fiscal 2000 as we continue to expand sales into alternative channels including mass merchandisers, club stores and convenience stores. However, our selling, general and administrative expenses as a percentage of revenues should be similar in fiscal 2000 to fiscal 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Results of Operations and Financial Condition
-------------------------------------------------------------------------------

         Interest Expense. Interest expense was $8.6 million for fiscal 1999 compared to $6.8 million during fiscal 1998. The increase in our interest expense was due to increased debt levels during most of the year, which resulted from funding our Seneca and Minot acquisitions, as well as our March 1999 acquisition of certain assets formerly owned by Clermont, Inc. We also utilized our revolving credit facility to fund increased levels of inventory and accounts receivable to support our growing consumer cranberry product business, as well as seasonal operating activities. See "Financial Condition" below.

         Income Tax Expense. We recorded $3.6 million in income tax expense in fiscal 1999 compared to $1.9 million in fiscal 1998. See Note 11 of Notes to Consolidated Financial Statements.

         Net Income. Net income and per share earnings for fiscal 1999 were $5.6 million and $0.28 per diluted share, up from fiscal 1998 net income and per share earnings of $2.9 million and $0.19 per diluted share. Weighted average shares outstanding for fiscal 1999 were 20.2 million compared to 15.3 million for fiscal 1998. Weighted shares increased in fiscal 1999 because of a full year of additional shares outstanding from our June 1998 public sale of 5.7 million Class A shares as well as issuances of Class A shares in connection with the acquisitions of Minot, Clermont, Inc. and Potomac Foods of Virginia, Inc.

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

         Cost of Sales. Our cost of sales for fiscal 1998 was $62.5 million compared to $23.2 million in fiscal 1997, with gross margins of 44.6% and 51.1%, respectively. The decrease in our gross margin for fiscal 1998 was primarily due to our heavy branded sales product mix during fiscal 1998. Our 1997 revenues were more heavily weighted toward higher margin fresh fruit and concentrate sales at substantially higher pricing levels.

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Results of Operations and Financial Condition
-------------------------------------------------------------------------------

         Selling, General and Administrative. Our selling, general and administrative expenses were $38.8 million, or 34.3%, of total revenues for fiscal 1998, compared to $16.0 million, or 33.7% of total revenues, during the prior fiscal year. This increase in our selling, general and administrative expenses was primarily attributable to our ongoing aggressive marketing campaign to support the development and growth of our Northland brand 100% juice products. Fiscal 1998 advertising, promotion and slotting expenses in support of our branded products totaled $26.7 million.

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

         Net Income. Net income and per share earnings for fiscal 1998 were $2.9 million and $0.19 per diluted share, up from fiscal 1997 net income and per share earnings of $2.2 million and $0.16 per diluted share. Weighted average shares outstanding for fiscal 1998 were 15.3 million compared to 14.3 million for fiscal 1997. Weighted shares increased in fiscal 1998 because of our June 1998 public sale of 5.7 million Class A shares.

FINANCIAL CONDITION

         Our net cash used in operating activities in fiscal 1999 was $32.7 million compared to $11.1 million in fiscal 1998. The increase in net cash used in operating activities during fiscal 1999 was primarily the result of increased working capital needs related to the Seneca and Minot acquisitions. We also experienced working capital increases to support our growing juice business and the expansion of our sales into alternative distribution channels. Our accounts receivable increased $13.0 million, primarily due to increased branded juice sales resulting from the Seneca acquisition. Our inventories increased $53.3 million primarily due to the additional inventory levels required to support production of the branded products we acquired through the Seneca acquisition and additional cranberries harvested in fiscal 1999. Accounts payable increased $8.6 million in fiscal 1999 primarily due to the increased purchases of raw materials inventory to support our growing branded product sales.

         Our net cash used in investing activities decreased during fiscal 1999 to $41.0 million from $41.9 million during the prior fiscal year. This decrease was due to less aggregate cash spending for acquisitions in fiscal 1999 ($31.7 million in connection with the acquisitions of Seneca, Clermont and Potomac) than in fiscal 1998 ($35.2 million in connection with the acquisition of Minot). Fiscal 1999 property and equipment additions were $8.3 million compared to total property and equipment additions of $7.9 million in the prior year. We believe our internally generated cash flow, supplemented by borrowings available under our

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Results of Operations and Financial Condition
-------------------------------------------------------------------------------

credit facilities, will be adequate to meet any necessary capital expenditure and other operating requirements for fiscal 2000.

         Our net cash provided by financing activities in fiscal 1999 was $73.8 million compared to $53.4 million during the prior fiscal year. The increase was the result of our borrowing $91 million under our new $140 million revolving credit agreement which we entered into in March 1999. Those borrowings were used to finance our Seneca and Clermont acquisitions as well as increased working capital related to the acquisitions and the continued growth in our branded businesses. See Note 6 of Notes to Consolidated Financial Statements. Working capital was $110.6 million at August 31, 1999 compared to working capital of $49.5 million at August 31, 1998. Our total debt (including the current portion) was $150.2 million at August 31, 1999 for a total debt-to-equity ratio of 0.94 to 1 compared to total debt of $68.2 million and a total debt-to-equity ratio of
0.44 to 1 at August 31, 1998. Depending upon our future sales levels and relative sales mix of our products during fiscal 2000, we expect our working capital requirements to fluctuate periodically during fiscal 2000. To help ensure we have adequate liquidity to fund our working capital requirements, we entered into a new $140 million credit facility in fiscal 1999. This increase in our credit availability coupled with expected cash to be generated from sales should allow us to finance our operational needs as we continue to grow our brand revenue and market share. As of August 31, 1999, the principal amount outstanding under our revolving credit facility was $124.1 million, with an additional $15.9 million available under our credit facility with a syndicate of regional banks. This credit facility extends until February 28, 2002.

Quarterly Results

         We completed acquisitions of Seneca and Minot in fiscal 1999 and 1998, respectively. As a direct result of these acquisitions, we expanded our brand offerings with the additions of Seneca, TreeSweet, and Awake brands and acquired bottling and packaging facilities in New Jersey, New York, North Carolina and Wisconsin. Additionally, during fiscal 1999 and 1998 we continued our heavy spending on media advertising, trade and consumer promotion to build the Northland brand. Since the Seneca acquisition, we have significantly increased spending to expand the presence of the existing Seneca product lines, to launch a new line of cranberry cocktail products under the Seneca label and to increase the presence of our branded products in alternative sales channels including mass merchandisers, club stores and convenience stores. Our levels of promotional spending during the future quarterly periods may vary based on then current market and competitive conditions and company-specific factors. These and other factors will likely cause our quarterly results to continue to fluctuate in fiscal 2000 and will likely cause comparisons with prior quarters to be unmeaningful.

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Results of Operations and Financial Condition
-------------------------------------------------------------------------------

         The following table contains unaudited selected historical quarterly information, which includes adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation:

                                                                      Fiscal Quarters Ended
                                                              (In thousands, except per share data)
                                                 Fiscal 1999                                         Fiscal 1998
                              ----------------------------------------------------------------------------------------------------
                               Aug. 31,     May 31,    Feb. 28,    Nov. 30,      Aug. 31,     May 31,     Feb. 28,     Nov. 30,
                                 1999        1999        1999         1998         1998        1998         1998         1997
                              ----------------------------------------------------------------------------------------------------
Revenues                      $  76,609   $  70,895   $  55,101   $  34,236     $  37,684   $  26,417    $  30,296    $  18,431
Income before income taxes        5,856       3,000         130         212         3,707         675          212          181
Net income                    $   3,577   $   1,816   $      67   $     210     $   2,239   $     399    $     115    $     102

Net income per
share-diluted:
 Weighted average shares
outstanding                      20,430      20,360      19,988      20,152        18,041      14,311       14,288       14,358
 Net income per share         $   0.18    $   0.09    $   0.00    $   0.01      $   0.12    $   0.03     $   0.01     $   0.01
Cash dividends per share:
 Per Class A share                0.040       0.040       0.040       0.040         0.040       0.040        0.040        0.040
 Per Class B share                0.036       0.036       0.036       0.036         0.036       0.036        0.036        0.036


Special Note Regarding Forward-Looking Statements

         We make certain "forward-looking statements" in this Annual Report, such as statements about our future plans, goals and other events which have not yet occurred. We intend that these statements will qualify for the safe harbors from liability provided by the Private Securities Litigation Reform Act of 1995. You can generally identify these forward-looking statements because we use words such as we "believe," "anticipate," "expect" or similar words when we make them. Whether or not these forward-looking statements will be accurate in the future will depend on certain risks and factors including risks associated with (i) development, market share growth and continued consumer acceptance of our branded juice products; (ii) strategic actions of our competitors in pricing, marketing and advertising; and (iii) agricultural factors affecting our crop. You should consider these risks and factors and the impact they may have when you evaluate our forward-looking statements. We make these statements based only on our knowledge and expectations on the date of this Annual Report. We will not necessarily update these statements or other information in this Annual Report based on future events or circumstances. Please read this entire Annual Report to better understand our business and the risks associated with our operations.

Management's Responsibility for Financial Statements

To Our Shareholders:

         The Management of Northland Cranberries, Inc. is responsible for ensuring that the financial statements and other statistical and financial information in this report about the Company give a fair and accurate financial picture of the Company in all material respects. In preparing this material, we make judgments and estimates that conform with generally accepted accounting principals.

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


                          /s/ John Swendrowski           /s/ John Pazurek
                          ---------------------------    -----------------------
                          John Swendrowski               John Pazurek
                          Chairman of the Board and      Treasurer and
                          Chief Executive Officer        Chief Financial Officer


Wisconsin Rapids, Wisconsin
October 20, 1999

INDEPENDENT AUDITORS' REPORT


To the Shareholders
and Board  of Directors of Northland Cranberries, Inc.:

         We have audited the accompanying consolidated balance sheets of Northland Cranberries, Inc. and subsidiaries as of August 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended August 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Northland Cranberries, Inc. and subsidiaries as of August 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1999 in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
October 20, 1999

NORTHLAND CRANBERRIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AUGUST 31, 1999 and 1998
--------------------------------------------------------------------------------

ASSETS                                               1999              1998

Current assets:
  Cash and cash equivalents                       $  769,126        $  633,426
  Accounts and notes receivable                   35,453,371        22,422,072
  Inventories                                     97,059,828        43,810,813
  Prepaid expenses                                 3,869,398         1,941,643
  Deferred income taxes                            4,332,000         2,489,628
                                               -------------     -------------

         Total current assets                    141,483,723        71,297,582

Property and equipment - net                     169,420,178       152,199,477

Tradenames, trademarks and goodwill - net         41,074,130        25,223,568

Other assets                                       2,943,395         2,151,147



                                               -------------     -------------


Total assets                                   $ 354,921,426     $ 250,871,774
                                               =============     =============



                 See notes to consolidated financial statements.

NORTHLAND CRANBERRIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AUGUST 31, 1999 and 1998
-------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY                                   1999           1998
Current liabilities:
  Accounts payable                                                $ 18,636,626      $  9,994,595
  Accrued liabilities                                                9,925,255         7,924,250
  Current portion of long-term debt                                  2,354,000         3,892,000
                                                                  ------------      ------------

         Total current liabilities                                  30,915,881        21,810,845

Long-term debt                                                     147,797,163        64,275,826

Deferred income taxes                                               15,655,000        10,915,378

Shareholders' equity:
  Preferred stock, $.01 par value, 5,000,000 shares
    authorized, none issued                                                  -                 -
  Common stock:
    Class A, $.01 par value, 19,655,621 and 19,072,984
      shares issued and outstanding, respectively                      196,556           190,730
    Class B, $.01 par value, 636,202 shares issued
      and outstanding                                                    6,362             6,362
  Additional paid-in capital                                       148,768,724       144,477,226
  Retained earnings                                                 11,581,740         9,195,407
                                                                  ------------      ------------

         Total shareholders' equity                                160,553,382       153,869,725
                                                                  ------------      ------------

         Total liabilities and shareholders' equity               $354,921,426      $250,871,774
                                                                  ============      ============



                 See notes to consolidated financial statements.

NORTHLAND CRANBERRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED AUGUST 31, 1999, 1998 AND 1997
-------------------------------------------------------------------------------


                                           1999           1998         1997

Revenues                               $236,841,077   $112,828,336  $47,374,827

Cost of sales                           152,481,190     62,474,847   23,170,154
                                       ------------   ------------  -----------

Gross profit                             84,359,887     50,353,489   24,204,673

Costs and expenses:
  Selling, general and administrative    66,597,050     38,752,157   15,963,109
  Interest                                8,564,480      6,826,525    4,493,104
                                       ------------   ------------  -----------

         Total costs and expenses        75,161,530     45,578,682   20,456,213
                                       ------------   ------------  -----------

Income before income taxes                9,198,357      4,774,807    3,748,460

Income taxes                              3,618,000      1,920,000    1,516,000
                                       ------------   ------------  -----------

Net income                             $  5,580,357   $  2,854,807  $ 2,232,460
                                       ============   ============  ===========

Net income per share:
  Basic                                $       0.28   $       0.19  $      0.16
  Diluted                              $       0.28   $       0.19  $      0.16


Shares used in computing net income
  Per share:
  Basic                                  20,005,517     14,813,757   13,736,906
  Diluted                                20,206,512     15,266,162   14,308,845



                 See notes to consolidated financial statements.

NORTHLAND CRANBERRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED AUGUST 31, 1999, 1998 AND 1997
------------------------------------------------------------------------------------------------------------------------

                                                                         1999               1998               1997
Operating activities:
  Net income                                                        $   5,580,357      $   2,854,807      $   2,232,460
  Adjustments to reconcile net income to net
    cash used in operating activities:                                  7,852,570          6,276,163          4,886,220
     Depreciation and amortization of property and equipment            1,305,095            414,512            356,584
     Amortization of tradenames, trademarks and goodwill                   67,061             10,913             (5,059)
     Other                                                              2,473,000          1,416,000          1,516,000
     Provision for deferred income taxes
     Changes in assets and liabilities (net of effects
        of business acquisitions):
        Receivables, prepaid expenses
          and other current assets                                    (14,807,868)       (13,749,395)        (5,157,839)
        Inventories                                                   (30,680,548)       (12,328,714)       (14,039,660)
         Accounts payable and accrued liabilities                      (4,521,337)         4,001,637           (423,990)
                                                                    -------------      -------------      -------------

              Net cash used in operating activities                   (32,731,670)       (11,104,077)       (10,635,284)
                                                                    -------------      -------------      -------------

Investing activities:
  Acquisitions of businesses                                          (31,700,438)       (35,203,177)                 -
  Acquisitions of cranberry operations                                          -                  -         (6,765,513)
  Property and equipment purchases                                     (8,333,350)        (7,945,506)        (8,812,293)
  Proceeds from disposals of property and equipment                        40,778            103,960            108,841
  Net (increase) decrease in other assets                                (962,778)         1,256,997          1,233,133
                                                                    -------------      -------------      -------------

              Net cash used in investing activities                   (40,955,788)       (41,917,726)       (14,235,832)
                                                                    -------------      -------------      -------------

Financing activities:
  Net increase (decrease) in borrowings under
    revolving credit facilities                                        90,950,000        (16,350,000)        29,800,000
  Proceeds from issuance of long-term debt                                      -          1,500,000          2,050,000
  Payments on long-term debt                                          (14,122,493)        (3,759,881)        (5,610,388)
  Dividends paid                                                       (3,194,024)        (2,443,088)        (2,190,478)
  Net proceeds from common stock offering                                       -         74,481,730                  -
  Exercise of stock options                                               475,911            169,118            987,650
  Other                                                                  (286,236)          (173,318)          (201,467)
                                                                    -------------      -------------      -------------

              Net cash provided by financing activities                73,823,158         53,424,561         24,835,317
                                                                    -------------      -------------      -------------

Net increase (decrease) in cash and cash equivalents                      135,700            402,758            (35,799)

Cash and cash equivalents, beginning of year                              633,426            230,668            266,467
                                                                    -------------      -------------      -------------

Cash and cash equivalents, end of year                              $     769,126      $     633,426      $     230,668
                                                                    =============      =============      =============

Supplemental cash flow information
 Cash paid (refunded) during the year for:
    Interest (net of interest capitalized)                          $   8,458,891      $   6,862,888      $   4,499,870
    Income taxes, net                                               $     669,700      $    (858,466)     $     525,076

Supplemental disclosures of noncash investing and financing activities (See Note 2.)


                                       See notes to consolidated financial statements.

NORTHLAND CRANBERRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED AUGUST 31, 1999, 1998 AND 1997
----------------------------------------------------------------------------------------------------------------------

                                                                                             Additional
                                                                     Common Stock              Paid-In        Retained
                                                                Class A         Class B        Capital        Earnings

Balances, September 1, 1996                                     $ 127,343       $ 6,362    $  60,183,370    $  8,741,706

  Common stock issued for acquisitions of
    cranberry operations (269,014 shares)                           2,690             -        5,166,930               -
  Stock options exercised (204,070 shares)                          2,041             -        1,544,984               -
  Tax benefit from exercise of stock options                            -             -          993,517               -
  Cash dividends paid:
    $.16 per Class A share                                              -             -                -      (2,097,949)
    $.14544 per Class B share                                           -             -                -         (92,529)
  Net income                                                            -             -                -       2,232,460
                                                                ---------       -------     ------------    ------------

Balances, August 31, 1997                                         132,074         6,362       67,888,801       8,783,688

  Net proceeds from common stock
    offering (5,715,000 shares)                                    57,150             -       74,424,580               -
  Common stock issued for acquisition of
    business (136,986 shares)                                       1,370             -        1,994,863               -
  Stock options exercised (13,628 shares)                             136             -          144,899               -
  Tax benefit from exercise of stock options                            -             -           24,083               -
  Cash dividends paid:
    $.16 per Class A share                                              -             -                -      (2,350,559)
    $.14544 per Class B share                                           -             -                -         (92,529)
  Net income                                                            -             -                -       2,854,807
                                                                ---------       -------    -------------    ------------

Balances, August 31, 1998                                         190,730         6,362      144,477,226       9,195,407

  Common stock issued for acquisitions of
    businesses (457,287 shares)                                     4,573             -        3,466,857               -
  Common stock issued for compensation (4,000 shares)                  40             -           58,024               -
  Stock options exercised (121,350 shares)                          1,213             -          474,698               -
  Tax benefit from exercise of stock options                            -             -          291,919               -
  Cash dividends paid:
    $.16 per Class A share                                              -             -                -      (3,101,495)
    $.14544 per Class B share                                           -             -                -         (92,529)
  Net income                                                            -             -                -       5,580,357
                                                                ---------       -------    -------------    ------------

Balances, August 31, 1999                                       $ 196,556       $ 6,362    $ 148,768,724    $ 11,581,740
                                                                =========       =======    =============    ============


                                       See notes to consolidated financial statements.

NORTHLAND CRANBERRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED AUGUST 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------

1.  NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

         Nature of Operations - The business of Northland Cranberries, Inc. (the "Company") consists principally of growing and selling cranberries and cranberry products. The Company's vertical integration business strategy includes marketing and selling its Northland, Seneca, TreeSweet, and Awake brands and private label cranberry products, fresh, frozen, and dried fruit, and cranberry concentrate domestically through retail supermarkets and other distribution channels including international.

         Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

         Cash Equivalents - Cash equivalents include amounts due from banks and highly liquid debt instruments purchased with maturities of three months or less.

         Concentration of Credit Risk - The Company manufactures and sells to wholesale food distributors and retailers throughout the United States. The Company performs certain credit evaluation procedures and generally sells on open account. Accounts receivable are stated net of allowances for doubtful accounts of approximately $600,000 as of August 31, 1999.

         Inventories - Inventories, which primarily consist of cranberries, cranberry and other concentrates, juice, packaging supplies and deferred crop costs, are stated at the lower of cost or market. Cranberries and cranberry content of inventories are accounted for using the specific indentification costing method, which approximates the first-in, first-out ("FIFO") costing method. All other inventory items are accounted for using the FIFO costing method. Deferred crop costs consist of those costs related to the growing of the crop which will be harvested in the following fiscal year.

         Property and Equipment - Property and equipment are stated at cost, less depreciation and amortization using the straight-line method over the estimated useful lives. The costs related to the development of new productive cranberry beds are capitalized during the development period until commercial production is achieved (generally the fifth growing season after planting). Amounts included in construction in progress include construction costs of beds, dikes and ditches, irrigation systems, and costs associated with vine clippings planted. In addition, during the development period, certain direct and indirect operating costs are capitalized in construction in progress. The Company depreciates buildings, land improvements, cranberry vines, bulkheads and irrigation equipment over 30-40 years and other depreciable assets over 5-10 years.

         Tradenames, Trademarks and Goodwill - Tradenames, trademarks and goodwill (excess of purchase price over fair value of net assets acquired) are amortized using the straight-line method, principally over a period of 40 years. Accumulated amortization was approximately $1,643,000 and $338,000 at August 31, 1999 and 1998, respectively. The Company assesses the carrying value of goodwill at each balance sheet date.

         Long-Lived Assets - The Company periodically evaluates the carrying value of property and equipment and intangible assets (tradenames, trademarks and goodwill) in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of an asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

         Income Taxes - The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes.

         Revenue Recognition - The Company recognizes revenue when product is shipped.

         Net Income Per Share - Net income per share is calculated in accordance with SFAS No. 128, "Earnings Per Share." Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per share is computed by dividing net income by the weighted average number of common shares outstanding increased by the number of dilutive potential common shares based on the treasury stock method.

         Segment Information - The Company operates principally in a single consumer foods line of business, encompassing the growing and selling of cranberries and cranberry products.

         Comprehensive   Income  -  There  is  no  material  difference  between
comprehensive income and net income for each of the three years in the period ended August 31, 1999.

         Fair Value of Financial Instruments - The Company believes the carrying amount of its financial instruments (cash and cash equivalents, accounts receivable, accounts payable, and long-term debt) is a reasonable estimate of the fair value of such instruments.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Accounting Standard to Be Adopted - In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company is currently evaluating the impact of this statement, as amended by SFAS No. 137, on the consolidated financial statements. This statement is required to be adopted no later than fiscal 2001.

         Reclassifications - Certain amounts previously reported have been reclassified to conform with the current presentation.

2.  ACQUISITIONS

         On September 27, 1996, the Company acquired the productive cranberry bog and certain of the associated assets of John E. McFarland & Sons, Inc. for $7.9 million. The purchase price was paid through the delivery of $4.9 million cash and 169,014 shares of Class A Common Stock.

         On December 30, 1996, the Company acquired the productive cranberry bog and certain of the associated assets of Vanatta Cranberry Company LLC for $4.4 million. The purchase price was paid through the delivery of $2.2 million in cash and 100,000 shares of Class A Common Stock.

         On July 1, 1998, the Company completed its acquisition of certain net assets of Minot Food Packers, Inc. ("Minot") for $35.2 million in cash and 136,986 shares of Class A Common Stock. Minot, located in Bridgeton, New Jersey, produces, markets, sells and distributes a wide variety of private label cranberry products.

         On December 30, 1998, the Company acquired the juice division of Seneca Foods Corporation ("Seneca") for approximately $28.7 million in cash, and assumed certain liabilities in connection with the acquisition. The assets acquired included an exclusive license to market and sell all Seneca brand fruit beverages, bottling and packaging facilities located in New York, North Carolina and Wisconsin, a distribution center in Michigan, and a receiving station in New York. The purchase price is subject to a final working capital adjustment that has not been finalized.

         On March 1, 1999, the Company acquired certain assets of Clermont, Inc. ("Clermont") for $2.6 million in cash, issuance of a $4.4 million note payable and 367,287 shares of Class A Common Stock. The assets acquired included cranberries, cranberry and other fruit concentrates, a concentrating facility in Oregon, and other equipment.

         On April 21, 1999, the Company acquired the common stock of Potomac Foods of Virginia, Inc. ("Potomac") for $0.4 million in cash, $0.4 million of assumed debt and 90,000 shares of Class A Common Stock. The assets acquired primarily consisted of the acquisition of certain customer relationships.

         The acquisitions were recorded using the purchase method of accounting and, accordingly, the results of operations of the acquired businesses are included in the consolidated statements of income from the date of acquisition. The purchase price of current year acquisitions has been allocated to the assets acquired and liabilities assumed based upon preliminary estimates of fair values. The Company does not believe that the final purchase price allocation will differ significantly from the preliminary purchase price allocation.

         The unaudited pro forma results of operations, assuming the Seneca and Minot acquisitions had been consummated as of September 1, 1997, are as follows:

                                                 1999               1998

         Revenues                            $272,560,077       $253,340,310
         Net income                             5,087,357          1,900,674

         Net income per share - basic            $   0.25           $   0.13
         Net income per share - diluted          $   0.25           $   0.12

         The unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the Seneca and Minot acquisitions actually been made at the beginning of fiscal 1998. The pro forma effects of the Clermont and Potomac acquisitions were not significant.

3.  INVENTORIES

         Inventories at August 31, 1999 and 1998 were as follows:

                                                 1999               1998

         Raw materials                        $63,007,239        $18,554,557
         Finished goods                        20,530,358         13,208,150
         Deferred crop costs                   13,522,231         12,048,106
                                              -----------        -----------

                                              $97,059,828        $43,810,813
                                              ===========        ===========

4.  PROPERTY AND EQUIPMENT

         Property and equipment at August 31, 1999 and 1998 were as follows:

                                                  1999             1998

         Land                                $ 10,159,972         $7,972,373
         Land improvements                     18,919,978         17,521,757
         Cranberry vines, bulkheads and
           irrigation equipment                83,956,687         80,242,337
         Buildings and improvements            36,148,280         26,035,047
         Equipment and vehicles                54,126,369         41,098,270
         Construction in progress               3,759,400          9,124,637
                                             ------------        -----------

         Property and equipment - at cost     207,070,686        181,994,421
         Less accumulated depreciation
          and amortization                     37,650,508         29,794,944
                                             ------------        -----------

         Property and equipment - net        $169,420,178       $152,199,477
                                             ============       ============

         The Company capitalized $0.3, $0.7 and $1.4 million of interest for the years ended August 31, 1999, 1998 and 1997, respectively.

5.  ACCRUED LIABILITIES

         Accrued liabilities at August 31, 1999 and 1998 were as follows:

                                                       1999         1998

         Compensation and other employee benefits   $2,687,272   $1,196,427
         Trade and consumer promotions               1,934,466    1,042,000
         Property taxes                                667,719      545,876
         Interest                                      401,054      295,465
         Commissions                                   866,726      967,643
         Income taxes                                  472,867      617,532
         Other                                       2,895,151    3,259,807
                                                     ---------    ---------

         Total accrued liabilities                  $9,925,255   $7,924,250
                                                    ==========   ==========

6.   LONG-TERM DEBT

         Long-term debt at August 31, 1999 and 1998 was as follows:

                                                        1999          1998

         Credit agreements with banks:
           Revolving credit facility                $124,050,000   $33,100,000
           Term credit facilities                              -    12,046,000
         Term loan payable to insurance company with
           interest at 8.08%                          12,216,179    12,958,962
         Term loan payable to insurance company with
           interest at 7.86%                           8,215,513     8,675,364
         Term note with a bank                         3,208,334             -
         Other obligations                             2,461,137     1,387,500
                                                    ------------     ---------

         Total                                       150,151,163    68,167,826
         Less current portion                          2,354,000     3,892,000
                                                    ------------     ---------

         Noncurrent portion                         $147,797,163   $64,275,826
                                                    ============   ===========

         On March 15, 1999, the Company entered into a credit agreement with a bank that provides for a secured revolving credit facility of $140,000,000. The revolving credit facility terminates on February 28, 2002. Under the revolving credit facility the Company, at its option, may borrow at the bank's domestic rate (prime) or LIBOR plus an applicable rate margin (2%). Amounts currently outstanding under the agreement bear interest at a weighted average rate of 7.56% at August 31, 1999. The Company must pay a commitment fee of 0.375% of the unused balance of the credit facility. The amount of unused available borrowings under the revolving credit facility was $15,950,000 at August 31, 1999. Both the LIBOR margin and the commitment fee will be adjusted in future periods based on a debt service ratio, as defined in the agreement.

         The 8.08% term loan with an insurance company is payable in semi-annual installments, including interest, through July 1, 2004.

         The 7.86% term loan with an insurance company is payable in semi-annual installments, including interest, through August 1, 2008. The interest rate will be adjusted in fiscal year 2003, as determined by the insurance company, but the adjusted rate will not exceed 2.25% over the then five-year treasury bond yield.

         The term note with a bank is payable in monthly installments, including interest, through March 2002, at which time the remaining principal must be paid. The interest rate on this term note is 1% per annum less than the prime rate or LIBOR plus an applicable rate margin (2%) at the option of the Company.

         The other obligations consist of various term loans with financial institutions with principal and interest due in various amounts through January 2007.

         The debt agreements contain various covenants which include restrictions on dividends and other distributions to shareholders, repurchases of stock, and require the Company to maintain and meet certain minimum levels of shareholders' equity (approximately $153.8 million as of August 31, 1999) and operating ratios, as defined.

         The aggregate scheduled future maturities of long-term debt for the next five fiscal years ending August 31 and thereafter are as follows:

         2000                                          $   2,354,000
         2001                                              2,513,000
         2002                                            127,808,000
         2003                                              2,736,000
         2004                                              9,292,000
         Thereafter                                        5,448,163
                                                       -------------

         Total maturities                              $ 150,151,163
                                                       =============

7.  SHAREHOLDERS' EQUITY

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

         In June 1998, the Company issued 5,715,000 shares of Class A Common Stock through a public offering resulting in net proceeds of approximately $74.5 million.

         At August 31, 1999, 2,441,805 shares of Class A Common Stock were reserved for issuance under the Company's stock option and 401(k) plans, conversion of Class B Common Stock to Class A Common Stock and the shelf registration.

8.  STOCK OPTIONS

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

         The status of the stock option plans was as follows:

                                                                                Number of        Weighted Average
                                                          Price Range            Shares           Exercise Price

        Outstanding at September 1, 1996             $   2.63   -   $17.75       1,069,154           $  6.70
          Granted                                       12.94   -    18.50          61,500             17.48
          Exercised                                      3.75   -    10.88        (204,070)             4.84
          Cancelled                                      7.25   -    18.50         (10,800)            12.56
                                                     ---------------------      ----------             -----

        Outstanding at August 31, 1997                   2.63   -    18.50         915,784              7.77
          Granted                                        9.75   -    19.75         187,000             17.98
          Exercised                                      2.63   -     8.75         (13,628)             4.34
          Cancelled                                      7.25   -    19.75          (5,500)            16.18
                                                     ---------------------      ----------             -----

        Outstanding at August 31, 1998                   2.63   -    19.75       1,083,656              9.57
          Granted                                        6.69   -    11.13         104,500              9.83
          Exercised                                      2.63   -     7.25        (121,350)             3.92
          Cancelled                                      7.25   -    19.75         (59,296)            14.65
                                                     ---------------------      ----------             -----

        Outstanding at August 31, 1999               $   2.63   -   $19.75       1,007,510           $  9.97
                                                     =====================      ==========           =======

        Shares exercisable at
          August 31, 1999                            $   2.63   -   $19.75         860,450           $  9.27
                                                     =====================      ==========           =======

        Available for grant after
          August 31, 1999                                                          263,044
                                                                                ==========

         The  following  table  summarizes   information   about  stock  options
outstanding at August 31, 1999:

                                                      Options Outstanding                  Options Exercisable
                                                ------------------------------       ------------------------------
                                                 Weighted
                                Shares            Average            Weighted            Shares          Weighted
                              Outstanding        Remaining           Average          Exercisable         Average
       Range of               at August 31,     Contractual          Exercise        at August 31,       Exercise
    Exercise Prices               1999            Life-Years           Price              1999             Price
$   2.63  - $  6.00              267,400             1.9              $  4.17            267,400           $  4.17
    6.01  -   10.00              208,624             4.9                 8.17            182,964              8.15
   10.01  -   19.75              531,486             7.1                13.60            410,086             13.10
-------------------            ---------             ---              -------            -------           -------

$   2.63  -  $19.75            1,007,510             5.2              $  9.97            860,450           $  9.27
===================            =========             ===              =======            =======           =======

         The Company has adopted the disclosure-only requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue to follow the provisions of Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" and its related interpretations; accordingly, no compensation cost has been reflected in the financial statements for its stock option plans. Had compensation cost for the

Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                             1999         1998           1997

     Net income:
       As reported                       $ 5,580,357  $ 2,854,807    $ 2,232,460
       Pro forma                           5,376,000    2,343,000      2,124,000

     Net income per share - diluted:
       As reported                          $   0.28     $   0.19       $   0.16
       Pro forma                            $   0.27     $   0.16       $   0.15

                  For the purpose of these disclosures, the fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                  1999        1998       1997

     Expected volatility                          26.8%       20.4%      34.2%
     Risk-free interest rate                       5.5%        5.5%       6.2%
     Dividend rate during the expected term     2.3778%     1.6410%    0.9300%
     Expected life in terms                        9.0         9.0        9.0

9.   INCOME TAXES

         The provision for income taxes for the years ending August 31, 1999, 1998 and 1997 is as follows:

                                             1999           1998       1997

     Current provision:
       Federal                           $ 1,145,000   $  452,000            -
       State                                       -       52,000            -
                                         -----------   ----------

              Total current provision      1,145,000      504,000            -
                                         -----------   ----------

     Deferred provision:
       Federal                             1,978,000    1,081,000   $1,274,000
       State                                 495,000      335,000      242,000
                                         -----------   ----------   ----------

              Total deferred provision     2,473,000    1,416,000    1,516,000
                                         -----------   ----------   ----------

     Total provision for income taxes    $ 3,618,000   $1,920,000   $1,516,000
                                         ===========   ==========   ===========

         A reconciliation of the Federal statutory income tax rate to the effective income tax rate for the years ending August 31, 1999, 1998 and 1997 is as follows:

                                                      1999     1998     1997

     Statutory income tax rate                        34.0%    34.0%    34.0%
     State income taxes, net of Federal tax benefit    5.2      5.2      5.2
     Other - net                                       0.1      1.0      1.2
                                                     -----    -----    -----

     Effective income tax rate                        39.3%    40.2%    40.4%
                                                      ====     ====     ====

         Temporary differences that give rise to deferred income tax assets and liabilities as of August 31, 1999 and 1998 consist of the following:

                                                          1999        1998

Current deferred income tax assets attributable to:
  Inventories                                         $3,234,000   $ 1,312,000
  Other                                                  793,000       428,000
  Income tax loss carryforwards                          305,000       750,000
                                                      ----------   -----------

         Net current deferred income tax assets        4,332,000     2,490,000
                                                      ----------   -----------

Noncurrent deferred income tax assets
 (liabilities) attributable to:
  Property and equipment                              (20,755,000)  (15,908,000)
  AMT credits and other income tax loss carryforwards   5,324,000     4,704,000
  Other                                                  (224,000)      288,000
                                                      -----------  ------------

Net noncurrent deferred income tax liabilities       $(15,655,000) $(10,916,000)
                                                     ============  ============

         At August 31, 1999, the Company has net operating loss carryforwards of approximately $1,040,000 for Federal income tax purposes which expire at various dates through 2013 and has net operating loss carryforwards for state income tax purposes of approximately $1,760,000 which expire at various dates through 2019.

10.  RELATED PARTY

         In November 1997, the Company purchased a 40,000 square foot office building for $1,150,000 from a company whose majority owner is also the Company's Chairman of the Board and Chief Executive Officer.

11.  LEASE COMMITMENTS

         On April 10, 1990, the Company acquired leasehold interests in two cranberry marshes in Nantucket, Massachusetts. On March 31, 1994, the Company entered into an agreement which extended the original lease term through November 30, 2003. The unamortized cost of the leasehold interests are being amortized over the extended lease term on a straight-line basis. Accumulated amortization of the leasehold interests at August 31, 1999 and 1998 was approximately $1,483,000 and $1,326,000, respectively. Rental payments are based on 20 percent of gross cash receipts from agricultural production, subject to certain minimums which are dependent upon the state-wide average crop yield. Rent expense for the years ended August 31, 1999, 1998 and 1997 was approximately $368,000, $268,000 and $263,000, respectively.

         On September 5, 1991 the Company entered into a net lease with Equitable Life Assurance Society of the United States ("Equitable") for the Cranberry Hills cranberry marsh, which Equitable purchased on May 3, 1991 from Cranberry Hills Partnership ("Cranberry Hills"), a partnership controlled by the Company's CEO and two former directors. The lease, which expires December 31, 2000, provides for rent payments of $285,000 in year one and increasing to $381,000 in year nine with a final payment of $215,000 on June 1, 2000. The future minimum annual payments on such lease aggregate $401,000 through June 1, 2000. The lease grants the Company a right of first refusal to purchase the leased premises or to renew the lease on terms Equitable is prepared to accept from a bona fide third party.

         The agreement also provides for payments to Cranberry Hills of 25% of the premises income, if any, during the term of the lease with Equitable. The amount expensed in fiscal 1999, 1998 and 1997 was approximately $95,000, $0 and $86,000, respectively.

         The above does not include any amounts for potential minimum payments under the Nantucket leasehold interest described above, because such amounts, if any, are not presently determinable.

12.  SUPPLY CONTRACTS

         The Company has entered into multiple-year crop purchase contracts with approximately 55 independent cranberry growers pursuant to which the Company has contracted to purchase all of the cranberry crop produced on 1,995 planted acres owned by these growers.

13.  401(k) RETIREMENT PLANS

         The Company has a 401(k) savings plan that covers substantially all full-time employees. The Company contributes amounts based on employee contributions under this plan. The Company contributed approximately $572,000, $182,000 and $127,000 to this plan in fiscal 1999, 1998 and 1997, respectively.

         The Company also has a 401(k) profit sharing plan that covers substantially all non-union employees of Minot. In accordance with plan provisions, the Company may make discretionary contributions. No amounts were contributed to the plan in fiscal 1999 or 1998.

14.      SIGNIFICANT CUSTOMERS

         In fiscal year 1997, the Company had sales to one customer of approximately $5,797,000, or 12%, of net sales. In fiscal years 1998 and 1999, the Company did not have sales to any one customer exceeding 10% of net sales.

                                   * * * * * *